Filed Pursuant to Rule 424(b)(3)

File No. 333-127507

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 28, 2005

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 19, 2005)

$

Cytec Industries Inc.

$                     % Notes due 20

$                     % Notes due 20

The         % Notes due 20     will mature on                      , 20     and the         % Notes due 20     will mature on                      , 20    . Interest on the notes is payable on              and              of each year, beginning on                      , 2006. We may redeem some or all of the notes at any time subject to the payment of a make-whole premium described under “Description of Notes—Optional Redemption”.

The notes will be our senior unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

Investing in the notes involves risks. See “ Risk Factors” beginning on page S-14 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)		Underwriting Discount		Proceeds to Us
Per 20 Note		%		%		%
Total	$		$		$
Per 20 Note		%		%		%
Total	$		$		$

(1)	Plus accrued interest, if any, from , 2005.

The underwriters expect to deliver the notes to purchasers in book-entry form only on or about                      , 2005.

Joint Book-Running Managers for 20     Notes

Citigroup	ABN AMRO Incorporated

Joint Book-Running Managers for 20     Notes

Citigroup	Wachovia Securities

Co-Managers

Calyon Securities (USA)

Scotia Capital

BNY Capital Markets, Inc.

PNC Capital Markets, Inc.

September     , 2005

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover page of those documents.

Prospectus Supplement dated September     , 2005

Prospectus dated September 19, 2005

i

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first is this prospectus supplement, which describes certain matters relating to us and this offering. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the notes offered by this prospectus supplement and accompanying prospectus. For information about our notes, see “Description of Debt Securities We May Offer” in the accompanying prospectus.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

NON-GAAP FINANCIAL MEASURES

EBITDA presented in this prospectus supplement is a supplemental measure of performance that is not required by, or presented in accordance with, accounting principles generally accepted in the United States of America, or GAAP. See the sections of this prospectus supplement titled “Summary—Overview”, “Summary—Summary Historical Consolidated Financial and Other Data” and “Summary—Summary Pro Forma Condensed Combined Financial and Other Data” for the definition of EBITDA and related disclosure.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our financial results prepared in accordance with GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, future requirements for capital expenditures, cost of business combinations or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to make interest or principal payments, on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

FORWARD-LOOKING STATEMENTS

A number of the statements made by us in this prospectus supplement and the accompanying prospectus, or in other documents incorporated by reference herein, may be regarded as “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements include, among others, statements concerning our (including our segments’) outlook for the future, the anticipated results of acquisitions and divestitures, pricing trends, the effects of changes in currency rates and forces within the industry, the completion dates of and expenditures for capital projects, expected sales growth, operational excellence strategies and their results, expected annual effective tax rates, our long-term goals and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts.

Forward-looking statements also include, but are not limited to, statements about the acquisition of UCB Group’s Surface Specialties business, which may include financial and operating results, our plans, beliefs,

ii

expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties. Actual results may vary materially from those set forth in the forward-looking statements. The following factors, among others, could affect the anticipated results: the ability to integrate successfully the acquired business, including realization of anticipated synergies within the expected timeframes or at all, and ongoing operations of the business.

All predictions as to future results contain a measure of uncertainty and, accordingly, actual results could differ materially. Factors that could cause a difference include, but are not limited to: changes in global and regional economies; the financial well-being of end consumers of our products, particularly the airline industry; changes in demand for our products or in the quality, costs and availability of our raw materials and energy; customer inventory reductions; the actions of competitors; currency and interest rate fluctuations; technological change; our ability to renegotiate expiring long-term contracts; changes in employee relations, including possible strikes; government regulations, including those related to taxation and those particular to the purchase, sale and manufacture of chemicals or operation of chemical plants; governmental funding for those military programs that utilize our products; litigation, including its inherent uncertainty and changes in the number or severity of various types of claims brought against us; difficulties in plant operations and materials transportation, including those caused by hurricanes and other natural forces; environmental matters; returns on employee benefit plan assets and changes in the discount rates used to estimate employee benefit liabilities; changes in the medical cost trend rate; changes in accounting principles or new accounting standards; war, terrorism or sabotage; epidemics; and other unforeseen circumstances. Many of these factors are discussed in greater detail under “Risk Factors” below.

iii

SUMMARY

The following summary contains information about Cytec and this offering. It does not contain all the information that may be important to you in making a decision to purchase the notes. In this prospectus supplement, unless the context indicates otherwise, the term “Cytec” refers to Cytec Industries Inc. and its subsidiaries. The term “Surface Specialties” refers to the Surface Specialties business acquired by Cytec from the UCB Group, or UCB. Unless indicated otherwise, the terms “we”, “us”, “Company”, “Cytec” and “our” refer to Cytec, including Surface Specialties on a combined basis, and all dollar or euro figures (except dollars per euro and per share figures) are expressed in millions. “Pro forma” financial data presented herein gives pro forma effect to our acquisition of Surface Specialties as if it occurred on January 1, 2004 but excludes operating results of Surface Specialties amino resins product line, or SSAR, which we were required to divest pursuant to regulatory approval for the Surface Specialties acquisition. See “—Summary Historical Consolidated Financial and Other Data”, “—Summary Pro Forma Condensed Combined Financial and Other Data” and “Unaudited Pro Forma Condensed Combined Financial Information” herein.

Overview

We are a global specialty chemicals and specialty materials company focused on value-added products, serving a diverse range of end markets including aerospace, automotive and industrial coatings, chemical intermediates, mining, plastics and water treatment. We use our technology and application development expertise to create chemical and material solutions that are formulated to perform specific and important functions in the finished products of our customers.

We have a leading market position in many of our product lines, including aerospace advanced composites, aerospace structural film adhesives, UV/EB-curable systems, powder coating resins, resins for water-borne systems, amino cross-linking resins, specialty mining chemicals and phosphine chemicals.

We operate on a global basis, with manufacturing and research facilities located in 20 countries. For the year ended December 31, 2004, more than 40% of our pro forma revenues were in North America, almost 40% in Europe, approximately 15% in the Asia/Pacific region and approximately 5% in Latin America. Our global presence moderates the effects of a single region’s economic cycles and gives us an advantage over regionally based competitors in dealing with multinational customers. Additionally, our network of applications specialists provides important technical support to customers around the world.

Our pro forma condensed combined results for the year ended December 31, 2004 included pro forma revenues of $2,917.3, pro forma EBITDA (as defined below) of $451.5 and pro forma earnings from continuing operations before non-recurring charges of $164.4. Our pro forma condensed combined results for the six months ended June 30, 2005 included pro forma revenues of $1,602.1, pro forma EBITDA of $179.7 and pro forma earnings from continuing operations before non-recurring charges of $57.6, compared with pro forma revenues of $1,429.1, pro forma EBITDA of $225.4 and pro forma earnings from continuing operations before non-recurring charges of $85.9 for the six months ended June 30, 2004. See “Unaudited Pro Forma Condensed Combined Financial Information” herein. We believe our ability to generate strong cash flow should enable us to reinvest in our business at levels necessary to maintain our leadership positions as well as repay our debt obligations.

EBITDA represents earnings from continuing operations before interest expense, taxes, depreciation and amortization as set forth in the tables under “—Summary Historical Consolidated Financial and Other Data” herein. Pro forma EBITDA represents earnings from continuing operations before non-recurring charges before interest expense, taxes, depreciation and amortization as set forth in the table under “—Summary Pro Forma Condensed Combined Financial and Other Data”. We present EBITDA because it is a basis upon which our management assesses financial performance and we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA when reporting their results. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to (1) net earnings determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Our calculation of EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies. See “Non-GAAP Financial Measures” in this prospectus supplement.

Acquisition of the Surface Specialties Business of UCB

On February 28, 2005, we completed the acquisition of the Surface Specialties business of UCB, or Surface Specialties, a leading global producer and marketer of coating resins and additives, and adhesives, for cash and stock valued at approximately $1,799.6, subject to final working capital and other customary adjustments, of which approximately $1,508.8 (€1,138.5 at $1.325 per euro) was paid in cash and the balance was paid in 5,772,857 shares of our common stock ($290.8 at $50.37 per share of our common stock).

We believe the Surface Specialties business possesses the key attributes consistent with our strategy to maintain leading market positions and develop sustainable innovation through research and development excellence. The Surface Specialties acquisition complements our existing coating product lines and enhances our business by:

•	significantly increasing the breadth of our product offerings to the coatings, inks and adhesives industries, specifically the general industrial, automotive, architectural, plastic, graphic arts and wood sectors, backed by our application and development know-how, such that we are well-positioned to service those industries;

•	providing access to a technology and a market leadership position in environmentally friendly products having growth rates in excess of United States gross domestic product on a historical basis; and

•	expanding the geographical coverage of our business, especially in higher growth markets, such as the Asia/Pacific region.

We have established a target of $35.0 in annual cost savings from the integration of Surface Specialties that we expect to achieve through synergies, including personnel reductions, lower insurance costs and procurement savings. This acquisition is a strategic move forward for us, as it significantly strengthens our product offerings to the large global coatings market and provides us with a platform founded on strong technology through which we believe we can achieve above average growth rates in our target product lines.

Our Business

Our business is divided into four segments: Cytec Performance Specialties, Cytec Surface Specialties, Cytec Engineered Materials and Building Block Chemicals. For the year ended December 31, 2004, our Performance Specialties segment accounted for 23%, Surface Specialties accounted for 51%, Engineered Materials accounted for 17% and Building Block Chemicals accounted for 9% of our pro forma revenues. Upon consummation of the Surface Specialties acquisition, we realigned our business segments. We are now operating the Surface Specialties business as a separate segment, and we have integrated our coating and performance chemicals product lines, formerly part of the Performance Products segment, into the new segment, which has been named Cytec Surface Specialties. The remaining product lines in the Performance Products segment were combined with the Water and Industrial Process segment, which has been renamed Cytec Performance Specialties. Additionally, the Specialty Materials segment has been renamed Cytec Engineered Materials. In this section, pro forma information represents results of the respective entities and/or segments as if the acquisition of the Surface Specialties business had occurred as of the beginning of each period presented but excludes operating results of SSAR, which we were required to divest pursuant to regulatory approval for the Surface Specialties acquisition.

The following table sets forth our pro forma revenues and earnings from operations for each of our four segments.

	Year Ended December 31, 2004	Six Months Ended June 30, 2004	Six Months Ended June 30, 2005
	(in millions)
Cytec Performance Specialties
Revenues	$670.3	$321.3	$359.2
Earnings from operations	50.4	20.3	31.2
Cytec Surface Specialties (Pro Forma Data)
Revenues	1,499.4	745.4	828.3
Earnings from operations	131.4	78.6	53.2
Cytec Engineered Materials
Revenues	487.0	248.4	268.8
Earnings from operations	83.4	50.1	48.7
Building Block Chemicals
Revenues	260.6	114.0	145.8
Earnings from operations	15.6	8.9	14.0

Cytec Performance Specialties. Our Performance Specialties segment includes the following product lines:

•	Water Treatment Chemicals. Our water treatment chemicals are primarily used in applications such as treatment of industrial waste streams and industrial influent water supplies to remove suspended solids, sewage conditioners for municipal wastewater treatment and as drilling mud conditioners for oil service companies.

•	Mining Chemicals. Our mining chemicals product line is primarily used in applications to separate minerals from ores. In the copper processing industry, our products are utilized in the flotation and extraction of copper. In the alumina processing industry, our patented HxPAMs are particularly effective at the flocculation of “red mud”. We also sell phosphine chemicals specialty reagents that are used in cobalt nickel extraction.

•	Phosphine and Phosphorous Specialties. We are the largest supplier of ultra-high purity phosphine gas, used in semiconductor manufacturing and light emitting diode applications, and also sell various phosphine derivative products including phosphonium salts used in pharmaceutical catalysts and biocides.

•	Polymer Additives. We supply the plastics industry with specialty additives that protect plastics from the ultraviolet radiation of sunlight and from oxidation. Typical end use applications of our products include a wide variety of polyolefins that are used in agricultural films, toys, lawn furniture and automotive applications, fibers for carpets, spandex applications, engineered plastics and automotive materials.

•	Specialty Additives. We supply acrylamide based specialty monomers and sulfosuccinate surfactants. These products are used in emulsion polymers, paints, paper coatings, printing inks, and other diverse customer applications. We also manufacture and market stabilizers for acrylic and methacrylic acids and certain thermoplastic polymers.

Cytec Surface Specialties. Our Surface Specialties segment includes the following product lines:

•	Liquid Coating Resins. We offer a broad range of water-borne resins. We are a market leader in resins for high-solids and water-borne coating systems. Our extensive portfolio includes products based on seven chemistries: acrylics, amino resins, epoxy systems, alkyds and polyesters, polyurethanes, phenolics and unsaturated polyesters.

We also market a broad range of additives to assist customers in formulating high-performance coatings for protective and decorative applications. Along with individual additives, we have developed master products that combine multiple additives to achieve specific performance properties targeted to meet the needs of diverse industries, including automotive original equipment manufacturers and refinish coatings, general industrial coatings, decorative/architectural, can and coil, and heavy-duty maintenance applications.

•	RADCURE. We are a leading producer of environmentally friendly, low energy-cured resins for high-performance coatings and graphics applications. These resins are cured (dried and hardened) by exposing them to ultraviolet (“UV”) or electron-beam (“EB”) radiation, rather than heat. Our resins are used in products, including high-performance inks, industrial coatings, laminating adhesives and other coatings products. Products such as cereal boxes, CDs, credit cards and wood floors utilize advanced resins like the ones we have developed.

•	Powders. Our pioneering polyester resin technologies launched the rapidly growing market for powder coatings, which today accounts for a significant portion of the industrial finishing market. We are offering innovations such as superdurable clearcoats, weather-resistant finishes and UV-curing powder coating systems for heat-sensitive substrates such as plastic and wood. These powder coating resins provide original equipment manufacturers with a number of cost and environmental benefits compared to traditional coating systems.

•	Adhesives, Bonding and Formulations. We sell technologically differentiated pressure-sensitive adhesives for both emulsion- and solvent-based systems. The product line includes more than 80 different formulations featuring innovative products, such as high-performance emulsions and removable adhesives. Our technologies are used in a wide range of applications, including clear labels, solar films, transdermal drug delivery patches and bar coding systems.

     We also offer a specialty line of polyurethane and epoxy resin systems that are used for high-performance applications in industries such as aerospace, computers, biomedical and electrical/electronics. These resins are used to produce electrical insulation materials, printed circuit board coatings, industrial castings, flexible molds, prototype parts and similar products.

     Our bonding and laminating resins – based on melamine chemistry – are found in a variety of construction materials, such as edge-glued flooring, marine-grade plywood, doors and windows, and decorative laminates.

Cytec Engineered Materials. Our Engineered Materials segment primarily manufactures and sells aerospace materials that are used mainly in commercial and military aviation satellite and launch vehicles, aircraft brakes and certain high-performance applications, such as Formula 1 racing cars and high-performance sports cars.

•	Cytec Engineered Materials. We supply aerospace structural film adhesives and aerospace advanced composite materials. The primary applications for both aerospace adhesives and advanced composites are commercial airliners, regional and business jets, military aircraft, satellites and launch vehicles, high-performance automotive and specialty applications.

•	Cytec Carbon Fibers. We manufacture and sell various high-performance grades of both PAN (polyacrylonitrile) type and pitch type carbon fibers. Carbon fibers are mainly used as a reinforcement material for advanced composites used in the aerospace and certain other industries and have many advantageous characteristics, such as light weight, tensile strength and heat resistance. Approximately 50% of our carbon fiber production is utilized internally in the production of certain of our advanced composites.

Building Block Chemicals. Our Building Block Chemicals segment primarily manufactures products which are consumed internally by our other segments. This segment’s product line includes acrylonitrile, hydrocyanic acid, acrylamide, sulfuric acid and melamine.

•	Acrylonitrile and Hydrocyanic Acid. We anticipate that over the near term we will use internally approximately 30% of our current acrylonitrile production to produce acrylamide and that up to approximately 40% of our current acrylonitrile production will be sold to an international trading company under a long-term distribution agreement at a market based price. We sell hydrocyanic acid, a co-product of the manufacture of acrylonitrile, under a long-term supply agreement to a tenant at our Fortier site.

•	Other Building Block Chemicals. We also manufacture and sell acrylamide, sulfuric acid and melamine. We anticipate that over the near term we will use internally approximately 40% of our acrylamide production capacity for the production of certain products for our water treating chemicals, mining chemicals and performance specialties product lines. The remainder of our production is sold to third parties. We sell sulfuric acid and regenerated sulfuric acid under a long-term supply agreement to a tenant at our Fortier site.

Competitive Strengths

Leading Market Positions. We have a leading market position in many of our product lines, including aerospace advanced composites, aerospace structural film adhesives, UV/EB-curable systems, powder coating resins, resins for waterborne systems, amino cross-linking resins, specialty mining chemicals and phosphine chemicals. By consistently reinvesting in our business, we have been able to develop and maintain these positions. Furthermore, we continually evaluate our product lines based on strategic fit and financial performance. We seek to further strengthen our market position by focusing on product lines where we believe we have a competitive advantage.

Innovative and Sustainable Technology. We have a strong history of developing new products and devising new applications for existing technology. Our Engineered Materials business developed PRIFORM® resin-infusion material, which not only reduces the weight of a flight-critical part, but also enhances structural unitization and reduces assembly cycle time. Additionally, our Mining Chemicals franchise introduced MAX HT®, a new chemical approach to reduce scale in the alumina industry, which allows our customers to generate greater output at lower cost from their existing equipment.

Proven Ability to Integrate Acquisitions. Since 1997, we have successfully integrated 12 acquisitions without any asset impairment write-offs. Our acquisition efforts are focused on adding profitable, well-run businesses, which either expand product offerings within our current business portfolio or improve our cost position. In 2003, we broadened our mining chemicals product line by acquiring Avecia’s metal extractant products (“MEP”) line and intermediates & stabilizers (“I&S”) product line for approximately $96.1, net of cash acquired. The MEP product line has a leading position for extractants in processing copper oxide ores.

Global Reach. We have a direct sales and marketing presence in 33 countries. This enables us to provide a consistently high level of service to our multinational customers, giving us an advantage over our regional competitors, and gives us access to a large number of local and regional markets outside the United States. Our geographical diversity also mitigates the potential impact of volatility in any individual country or region.

Experienced Management Team. Our senior management team consists of professionals with extensive industry experience. These managers have successfully operated our company during various industry conditions and cycles. Our management is continually focused on improving free cash flow through a disciplined use of capital, reducing operating costs and improving productivity. Additionally, our compensation committee has developed policies that tie a significant amount of management compensation to the performance of our company.

Our Strategy

Our corporate vision is to be a premier specialty chemicals and materials company through customer focus, superior technology, operational excellence and employee commitment. To achieve our corporate vision, our strategy includes the following initiatives:

Focus on Developing Applications and Solutions that Meet Customer Needs. We seek to collaborate closely with our customers to understand their needs and provide them with a superior value proposition, whether through improvements in product quality, reduced part cost or a new enabling technology. We seek to market our specialty products in terms of the value they provide, and focus on delivering a high level of technical service to our customers as we work with them on solving problems and providing them with better products for their applications. For example, our liquid coating resins technologies benefit customers by delivering valuable performance properties while helping them meet evolving environmental standards, including reducing or eliminating the need for solvents and other volatile organic compounds. We also use our expertise to produce adhesives that address the specialized performance needs of various industries, including tire manufacturing, adhesives and plastics. These technologies help manufacturers achieve their targets for product performance, environmental impact and cost position.

Technology Leadership. We are dedicated to creating a sustainable competitive advantage through superior technology. We believe our technology drives the ultimate engine of our growth and success. To that end, we focus on our new product pipeline and delivering value-added products to our customers every year. For example, we have continued to invest in our Engineered Materials business by recruiting technical service as well as R&D personnel to take advantage of the growing potential for new applications for our technology. Our technology leadership position resulted in our CYCOM® 5700-4 high temperature resin system being used in the F-35 Joint Strike Fighter program. Additionally, within our Surface Specialties segment, we are developing hybrid resins, in which radiation-curable properties are combined with water-based or powder-based technologies, and more “exotic” applications, such as coil coating, automotive repair, UV inkjet printing and flat-panel displays. This opportunity represents a rapidly growing and high-value portion of the coating and printing markets.

Seek Geographical Expansion of Our Business. We operate on a global basis with manufacturing plants located in 20 countries. Our recent acquisition of Surface Specialties gave us local manufacturing operations in high growth emerging markets where we can continue to expand sales from existing production and add new technologies as markets develop. We can now service customers locally in such countries as China, Thailand, Malaysia, Korea and Brazil.

Pursue Operational Excellence and Efficiencies. We are focused on operational excellence. To develop and implement best practices, we benchmark our performance against our competitive peer group. This has had a significant positive impact in terms of our safety and environmental performance. Manufacturing has the largest impact on our costs, and we successfully use techniques such as Six Sigma to reduce our product costs by improving process yields, reducing batch times, increasing capacity, or a combination of all three.

Portfolio Strategy. Our management continually makes decisions about capital allocation, acquisitions and divestitures based on growth and profitability. As part of management’s focus on optimizing our business portfolio, we divest non-strategic assets or underperforming assets. For example, in 2005, we divested our 50% ownership interest in CYRO Industries due to its non-strategic nature.

Recent Developments

Sale of Surface Specialties Amino Resins Product Line. On August 31, 2005, we sold SSAR to affiliates of INEOS Group Limited for cash consideration of €64.0 ($78.0 assuming an exchange rate of $1.22 per euro). This completes our commitments under orders from the Federal Trade Commission and the European Community to divest SSAR following our acquisition of the Surface Specialties business. Net proceeds of the sale were used to reduce debt incurred to fund the Surface Specialties acquisition.

Hurricanes Katrina and Rita. As a result of Hurricane Katrina, operations at both our Building Block Chemicals Fortier plant located near New Orleans, Louisiana and our Performance Specialties plant located in Mobile, Alabama were disrupted. Normal operations resumed at both facilities, but a second shutdown was required at the Fortier facility after natural gas supply at the plant was curtailed due to Hurricane Rita. We have restarted the Fortier facility based on gas obtained from other sources and have contracted to purchase enough natural gas to operate the plant at least until the end of September 2005. We are working with our primary natural gas provider on the resumption of regular deliveries. The direct impact of Hurricane Katrina is expected to reduce pre-tax earnings in the range of $9.0 to $10.0, and the direct impact of Hurricane Rita is expected to reduce pre-tax earnings approximately $1.0. We are not yet able to quantify the financial impact on the raw materials and energy we purchase due to price increases and/or supply disruptions for oil and natural gas. We are in the process of assessing our ability to recover cost increases with price increases as well as other mitigating actions.

Melamine Manufacturing Plant. American Melamine Industries (“AMEL”), a 50% owned manufacturing joint venture with a subsidiary of DSM N.V. (“DSM”), operates a melamine manufacturing plant with an annual production capacity of approximately 160 million pounds at our Fortier facility. We typically use approximately 80% to 90% of our 50% share of AMEL’s production, primarily for the production of certain products sold by our Surface Specialties segment with the balance being sold to third parties. In accordance with the terms of the joint venture agreement, DSM has given us notice of termination of the joint venture, which would be effective August 1, 2007. We have, and will continue to, consider future operations and ownership options of this melamine manufacturing plant with DSM.

Acquisition of the Surface Specialties Business of UCB. As part of the Surface Specialties acquisition, contingent consideration up to a maximum of €50.0 was to be determined in January 2006 based upon 2005 year-end results, of which €20.0 ($26.5 at $1.325 per euro) was prepaid at closing. In view of the parties’ expectation that the contingent consideration will not be payable, the parties recently reached an agreement in principle that UCB will currently refund the prepayment of the €20.0 to us, provided that a final year-end determination of the actual contingent payment due, if any, will still be made. In addition, the parties have agreed in principle that the final working capital adjustment will be adjusted by the amount of €21.0 and that UCB will refund this amount to us.

The mailing address and telephone number of our principal executive offices are Five Garret Mountain Plaza, West Paterson, New Jersey 07424, (973) 357-3100.

The Offering

The brief summary below describes the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

Issuer	Cytec Industries Inc.

Notes Offered	$ aggregate principal amount of % Notes due 20 and $ aggregate principal amount of % Notes due 20 .

Interest Payment Dates	and , commencing on , 2006.

Ranking

The notes will be our senior unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to all secured indebtedness of Cytec to the extent of the assets securing such indebtedness. The notes will be structurally subordinated to all obligations of our subsidiaries, including claims with respect to trade payables. As of June 30, 2005, we had $1,608.5 of total unsubordinated indebtedness outstanding, none of which was secured. As of June 30, 2005, $59.8 of our total indebtedness was owed by our subsidiaries.

Sinking Fund	None.

Optional Redemption	We may redeem some or all of the notes at any time subject to the payment of a make-whole premium described under “Description of Notes—Optional Redemption”.

Covenants	The indenture governing the notes will limit what we and our restricted subsidiaries may do. The provisions of the indenture will, among other things, limit our ability to:

• incur secured indebtedness;

• create liens;

• enter into sale/leaseback transactions;

• merge or consolidate; and

• transfer and sell assets.

These covenants are subject to a number of important limitations and exceptions. See the section of the accompanying prospectus titled “Description of Debt Securities We May Offer”.

Use of Proceeds

We estimate our net proceeds from this offering to be approximately $             after deducting the underwriting discount and our offering expenses. We intend to use the net proceeds to repay a portion of the total bank indebtedness incurred to fund our acquisition of Surface Specialties. See “Use of Proceeds”.

DTC Eligibility

The notes will be issued in fully registered book-entry form and will be represented by one or more permanent global securities without coupons. Global securities will be deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company (“DTC”) in New York, New York. Beneficial interests in global securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream. Your interest in any global security may not be exchanged for certificated securities, except in limited circumstances described therein. See the section in the accompanying prospectus titled “Legal Ownership and Book-Entry Issuance”.

Risk Factors

Investing in the notes involves risks. You should consider carefully all of the information set forth in this prospectus supplement, and in particular, should evaluate the specific factors set forth below before investing in the notes.

Summary Historical Consolidated Financial and Other Data

The following table presents summary financial and other data of Cytec as of the dates and for the periods indicated. The data as of and for the years ended December 31, 2002, 2003 and 2004 have been derived from the audited consolidated financial statements of Cytec included in our Form 8-K filed June 13, 2005 and incorporated by reference herein, which reflects the retroactive restatement of the change from the last-in, first-out (“LIFO”) to the first-in, first-out (“FIFO”) inventory method which was adopted on January 1, 2005. The data as of and for the six months ended June 30, 2004 and 2005 have been derived from the unaudited interim consolidated financial statements of Cytec as of and for the six months ended June 30, 2004 and 2005 included in our Form 10-Q for the quarter ended June 30, 2005 and incorporated by reference herein. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows. The results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the entire year.

You should read the summary financial and other data set forth below along with the sections in this prospectus supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — June 30, 2005”, “Selected Historical Consolidated Financial Data of Cytec”, “Unaudited Pro Forma Condensed Combined Financial Information” and the consolidated financial statements of Cytec and related notes incorporated by reference in this prospectus supplement.

	Historical
	For the Years Ended December 31,			For the Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in millions, except ratios)
Income Statement Data:
Net sales	$1,346.2	$1,471.8	$1,721.3	$837.2	$1,377.3
Manufacturing cost of sales	1,021.4	1,111.9	1,303.1	621.7	1,079.4
Other operating expenses	206.4	215.8	250.5	120.0	229.9
Earnings from operations	118.4	144.1	167.7	95.5	68.0
Other income (expense), net	6.6	(1.9)	22.3	(5.0)	(49.0	)(1)
Equity in earnings of associated companies	6.1	7.2	5.2	0.8	6.6
Interest expense	21.9	20.0	22.8	11.0	49.9
Income taxes	30.5	36.6	41.4	15.9	(29.0)
Earnings from continuing operations before accounting change and premium paid to redeem preferred stock	78.7	92.8	131.0	64.4	4.7
Cumulative effect of accounting change	—	(13.6)	—	—	—
Premium paid to redeem preferred stock	—	—	9.9	—	—
Earnings from continuing operations(2)	78.7	79.2	121.1	64.4	4.7
Balance Sheet Data:
Total assets	$1,785.2	$2,046.4	$2,251.6	$2,085.7	$4,099.2
Total debt	315.9	425.5	419.1	427.3	1,608.5
Total stockholders’ equity	641.7	775.9	932.0	821.6	1,178.0
Other Data:
Net cash provided by (used by):
Operating activities	$211.6	$132.4	$167.4	$58.7	$58.5
Investing activities	(56.4)	(195.3)	(84.1)	(25.9)	(1,456.0)
Financing activities	(36.7)	85.4	(20.6)	(7.0)	1,197.1
Capital expenditures	62.2	93.8	89.3	35.7	47.5
Depreciation	81.5	85.9	86.6	42.9	56.8
Amortization	2.2	7.7	12.2	5.6	14.4
Write-off of acquired in-process research and development	—	—	—	—	37.0
Amortization of write-up to fair value of inventory purchased in acquisition	—	2.3	—	—	20.8
Ratio of earnings to fixed charges	4.9x	6.2x	7.0x	6.9x	0.4x	(3)
EBITDA(4)	$214.8	$229.4	$284.1	$139.8	$96.8

(1)	Included in other income (expense), net for the six months ended June 30, 2005 are losses of $47.9 related to derivative contracts entered into to hedge currency and interest rate exposure associated with the acquisition of Surface Specialties.
(2)	The following table summarizes key data that reconciles segment earnings (loss) from operations to earnings from continuing operations.

	Historical
	For the Years Ended December 31,			For the Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in millions)
Cytec Performance Specialties segment earnings (loss) from operations	$42.7	$34.1	$50.4	$20.3	$31.2
Cytec Surface Specialties segment earnings (loss) from operations	22.1	26.6	35.8	20.5	(20.4	)(a)
Cytec Engineered Materials segment earnings (loss) from operations	65.8	66.0	83.4	50.1	48.7
Building Block Chemicals segment earnings (loss) from operations	5.4	20.7	15.6	8.9	14.0
Corporate expenses	17.6	3.3	17.5	4.3	5.5
Other income (expense), net	6.6	(1.9)	22.3	(5.0)	(49.0	)(b)
Equity in earnings of associated companies	6.1	7.2	5.2	0.8	6.6
Interest expense	21.9	20.0	22.8	11.0	49.9
Income taxes	30.5	36.6	41.4	15.9	(29.0)
Earnings from continuing operations before accounting change and premium paid to redeem preferred stock	78.7	92.8	131.0	64.4	4.7
Cumulative effect of accounting change	—	(13.6)	—	—	—
Premium paid to redeem preferred stock	—	—	9.9	—	—

Earnings from continuing operations	$78.7	$79.2	$121.1	$64.4	$4.7

(a)	Includes the write-off of in-process research and development costs of $37.0 and $20.8 for the amortization of the write-up to fair value of inventory acquired in the acquisition.
(b)	Included in other income (expense), net for the six months ended June 30, 2005 are losses of $47.9 related to derivative contracts entered into to hedge currency and interest rate exposure associated with the acquisition of Surface Specialties.

(3)	In order to achieve a one-to-one ratio of earnings to fixed charges for the six months ended June 30, 2005, net earnings available to common stockholders would need to increase by $29.6.
(4)	The following table discloses the components of EBITDA, which represents earnings from continuing operations before interest expense, taxes, depreciation and amortization as set forth below. We present EBITDA because it is a basis upon which our management assesses financial performance and we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA when reporting their results. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to (1) net earnings determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Our calculation of EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies. See the section of this prospectus supplement titled “Non-GAAP Financial Measures”.

	Historical
	For the Years Ended December 31,			For the Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in millions)
Earnings from continuing operations	$78.7	$79.2	$121.1	$64.4	$4.7
Add:
Depreciation	81.5	85.9	86.6	42.9	56.8
Amortization	2.2	7.7	12.2	5.6	14.4
Interest expense	21.9	20.0	22.8	11.0	49.9
Income taxes	30.5	36.6	41.4	15.9	(29.0)

EBITDA	$214.8	$229.4	$284.1	$139.8	$96.8

Summary Pro Forma Condensed Combined Financial and Other Data

The following table sets forth summary pro forma condensed combined data for Cytec for the year ended December 31, 2004 and the six months ended June 30, 2005 and 2004. The pro forma statements of income data give effect to the acquisition of Surface Specialties that occurred on February 28, 2005 as if the transaction had been consummated on January 1, 2004 but excludes the operating results of SSAR. The pro forma condensed combined financial information should not be considered indicative of actual results that would have been achieved had the transactions occurred on the respective dates indicated and does not purport to indicate results of operations as of any future date or for any future period. In determining certain of the pro forma amounts disclosed below, Cytec employed what it believes to be reasonable assumptions that were in part based on pro-rata allocations of amounts reported in the Audited Combined Special Purpose Financial Statements of Surface Specialties (a business of UCB) filed on our Form 8-K/A, dated May 16, 2005 (the “Audited Special Purpose Financial Statements”), which is incorporated by reference herein. No summary pro forma balance sheet data is presented, as the actual amounts are included in the actual balance sheet as of June 30, 2005.

You should read the summary financial and other data set forth below along with the sections in this prospectus supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — June 30, 2005”, “Selected Historical Consolidated Financial Data of Cytec”, “Unaudited Pro Forma Condensed Combined Financial Information” and the consolidated financial statements of Cytec and related notes incorporated by reference in this prospectus supplement.

	Pro Forma
	For the Year Ended December 31,	For the Six Months Ended June 30,
	2004	2004	2005
	(in millions)
Income Statement Data:
Revenues	$2,917.3	$1,429.1	$1,602.1
Cost of sales	2,209.6	1,055.9	1,234.1
Other operating expenses	444.4	219.6	226.4
Earnings from operations before non-recurring charges(1)	263.3	153.6	141.6
Other income (expense), net	20.5	(8.9)	(52.7	)(2)
Equity in earnings of associated companies	6.0	1.1	6.7
Interest expense, net	70.6	35.1	59.0
Income taxes	54.8	24.8	(21.0)

Earnings from continuing operations before non-recurring charges(1)(3)	$164.4	$85.9	$57.6
Other Data:
Capital expenditures	$119.9	$48.9	$52.9
Depreciation	119.9	59.6	63.4
Amortization	40.0	19.3	18.8
EBITDA(4)	451.5	225.4	179.7

(1)	As required by FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”), the portion of the Surface Specialties acquisition purchase price allocated to acquired in-process research and development of $37.0 has been immediately expensed in the actual results of operations for the six months ended June 30, 2005. An adjustment for the estimated in-process research and development charge incurred by us has not been included in the 2004 unaudited pro forma condensed combined statements of income since such adjustment, as related to this acquisition, is non-recurring in nature. Also excluded from the 2004 unaudited pro forma condensed combined statement of income on the basis of its being non-recurring in nature, as it relates to this acquisition, is a charge of $20.8 for the amortization of the write-up to fair value of inventory acquired in the acquisition. As a result, all pro forma earnings from operations data included herein excludes these non-recurring charges.
(2)	Included in other income (expense), net for the six months ended June 30, 2005 are losses of $47.9 related to derivative contracts entered into to hedge currency and interest rate exposure associated with the acquisition of Surface Specialties.

(3)	The following table summarizes key data that reconciles pro forma segment earnings from operations to pro forma earnings from continuing operations before non-recurring charges.

	Pro Forma
	For the Year Ended December 31,	For the Six Months Ended June 30,
	2004	2004	2005
	(in millions)
Cytec Performance Specialties segment earnings from operations	$50.4	$20.3	$31.2
Cytec Surface Specialties segment earnings from operations	131.4	78.6	53.2
Cytec Engineered Materials segment earnings from operations	83.4	50.1	48.7
Building Block Chemicals segment earnings from operations	15.6	8.9	14.0
Corporate expenses	17.5	4.3	5.5
Other income (expense), net	20.5	(8.9)	(52.7	)(a)
Equity in earnings of associated companies	6.0	1.1	6.7
Interest expense, net	70.6	35.1	59.0
Income taxes	54.8	24.8	(21.0)

Earnings from continuing operations before non-recurring charges	$164.4	$85.9	$57.6

(a)	Included in other income (expense), net for the six months ended June 30, 2005 are losses of $47.9 related to derivative contracts entered into to hedge currency and interest rate exposure associated with the acquisition of Surface Specialties.

(4)	The following table discloses the components of pro forma EBITDA, which represents pro forma earnings from continuing operations before non-recurring charges (see note (1) above) before interest expense, taxes, depreciation and amortization as set forth below. We present pro forma EBITDA because it is a basis upon which our management assesses financial performance and we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present pro forma EBITDA when reporting their results. Pro forma EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to (1) net earnings determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Our calculation of pro forma EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies. See the section of this prospectus supplement titled “Non-GAAP Financial Measures”.

	Pro Forma
	For the Year Ended December 31,	For the Six Months Ended June 30,
	2004	2004	2005
	(in millions)
Earnings from continuing operations before non-recurring charges	$164.4	$85.9	$57.6
Add:
Depreciation	119.9	59.6	63.4
Amortization	40.0	19.3	18.8
Interest expense	72.4	35.8	60.9
Income taxes	54.8	24.8	(21.0)

Pro forma EBITDA	$451.5	$225.4	$179.7

RISK FACTORS

You should carefully consider the risks described below and the other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein before investing in our notes. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. The risks described below are not the only risks that we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business.

Indebtedness—Our indebtedness could adversely affect our financial condition, limit our ability to grow and compete and prevent us from fulfilling our obligations under the notes and our other indebtedness.

As of June 30, 2005 on a pro forma as adjusted basis, after giving effect to this offering and the sale of SSAR and the use of the net proceeds therefrom, we would have approximately $            of indebtedness outstanding, and up to $            of availability under our five year revolving credit agreement. As of June 30, 2005, after giving effect to this offering and the sale of SSAR and the use of the net proceeds therefrom, our indebtedness represented approximately         % of our total capitalization. Our indebtedness could adversely affect our financial condition, limit our ability to grow and compete and prevent us from fulfilling our obligations under the notes and our other indebtedness.

Our credit agreements require us to meet financial ratios, including total consolidated debt to consolidated EBITDA (as defined in our credit agreements, which is different from the definition used in this prospectus supplement) and consolidated EBITDA (as defined in our credit agreements, which is different from the definition used in this prospectus supplement) to interest expense. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict our financing activities.

Our ability to comply with the covenants and other terms of our credit agreements as in effect from time to time will depend on our future operating performance. If we fail to comply with those covenants and terms, we will be in default and the maturity of the related debt could be accelerated and become immediately due and payable. In this case, we may be required to obtain waivers from our lenders in order to maintain compliance under our credit agreements. If we were unable to obtain any necessary waivers and the debt under any one of our credit facilities was accelerated, the debt under our other credit facilities would be accelerated as well and our financial condition would be adversely affected. In addition, our credit agreements have a cross default provision whereby amounts outstanding could become due and payable if we default on other debt obligations of at least $25.0.

We could be adversely affected if our debt is downgraded.

Our ability to complete offerings of debt securities on satisfactory terms in the future will depend, in part, on the status of our future credit ratings. The current ratings of our senior unsecured long-term indebtedness are BBB- by Standard & Poor’s Ratings Group (“S&P”) and Baa3 by Moody’s Investors Service, Inc. (“Moody’s”). Either S&P or Moody’s, or both, may downgrade our credit rating at any time, which would make it more difficult to complete offerings of debt securities on satisfactory terms and would generally result in increased future borrowing costs and more restrictive covenants and may adversely affect our access to capital. In addition, such a downgrade from current levels would trigger a requirement, under the terms of our credit facilities, for specified subsidiaries in the United States to guarantee the obligations under those facilities. In that event, our obligations under the notes will be structurally subordinated to indebtedness under our credit agreements to the extent of the assets of those specified subsidiaries.

We may encounter difficulties in the integration of Surface Specialties which could adversely affect our financial performance or our ability to compete successfully in our markets.

Integrating acquired businesses, and achieving the full benefit and potential efficiencies from such acquisitions, requires substantial management, financial and other resources and may pose several risks, some or all of which could have a material adverse effect on our business, financial condition or results of operations. These risks include:

•	difficulties in assimilation of acquired personnel, operations and technologies;

•	the need to manage a significantly larger business with operations in different locations around the world;

•	diversion of management’s attention from the ongoing development of our existing businesses or other business concerns;

•	failure to retain key personnel of the acquired business; and

•	unforeseen operating difficulties and expenditures.

If we experience any of these difficulties in our integration of the Surface Specialties business, our financial performance and ability to compete successfully in any of our markets could be adversely affected.

Prices and availability of raw materials could adversely affect our operations.

Oil and natural gas are important indirect raw materials for many of our products. The prices of both products have been volatile over time and have risen sharply in 2005. Because natural gas is not easily transported, the price may vary widely between geographic regions. If we are unable to raise our selling prices to recover the increased costs of raw materials driven by higher energy costs or other factors, our profit margins will be materially adversely affected.

Furthermore, the price of natural gas in the United States is significantly above the price in many other parts of the world. Many of our products compete with similar products made with less expensive natural gas available elsewhere and we may not be able to recover any or all of the increased cost of natural gas in manufacturing our products.

We have from time to time experienced difficulty in procuring key raw materials, such as propylene, natural gas and carbon fiber, due to general market conditions or conditions unique to a significant supplier and may experience supply disruptions of these and other materials in the future. During such periods, prices of the relevant raw materials may increase significantly and potentially adversely affect our profit margins. Additionally, such conditions, if protracted, could result in our inability to manufacture our products, resulting in lower than anticipated revenues. For example, due to the impact of both Hurricane Katrina and Hurricane Rita, there has been a significant disruption in the supply of oil and natural gas. Our supply of natural gas at our Building Block Chemicals Fortier plant located near New Orleans, Louisiana has been curtailed. We have contracted to purchase enough natural gas to operate the plant at least until the end of September 2005 and are working with our primary natural gas provider on the resumption of regular deliveries. We are not yet able to quantify the financial impact on the raw materials and energy we purchase due to price increases and/or supply disruptions for oil and natural gas. See “Summary—Recent Developments” in this prospectus supplement.

We face active competition from other companies, which could adversely affect our revenue and financial condition.

We actively compete with companies producing the same or similar products and, in some instances, with companies producing different products designed for the same uses. We encounter competition in price, delivery, service, performance, product innovation and product recognition and quality, depending on the product involved. For some of our products, our competitors are larger and have greater financial resources than we do. As a result, these competitors may be better able to withstand a change in conditions within the industries in which we operate, a change in the prices of raw materials without increasing their prices or a change in the economy as a whole.

Our competitors can be expected to continue to develop and introduce new and enhanced products, which could cause a decline in market acceptance of our products. Current and future consolidation among our competitors and customers may also cause a loss of market share as well as put downward pressure on pricing. Our competitors could cause a reduction in the prices for some of our products as a result of intensified price competition. Competitive pressures can also result in the loss of major customers. If we cannot compete successfully, our business, financial condition and results of operations could be adversely affected.

We face numerous risks relating to our international operations that may adversely affect our results of operations.

International operations are subject to various risks which may not be present in United States operations including political instability, the possibility of expropriation, restrictions on royalties, dividends and remittances, instabilities of currencies, requirements for governmental approval for new ventures and local participation in operations, such as local equity ownership and workers’ councils. Currency fluctuations between the United States dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses, which may be material. While we do not currently believe that we are likely to suffer a material adverse effect on our results of operations in connection with our existing international operations, any of these events could have an adverse effect on our international operations in the future by reducing the demand for our products, increasing the prices at which we can sell our products or otherwise having an adverse effect on our operating performance.

Our production facilities are subject to operating risks that may adversely affect our operations.

Our revenues are largely dependent on the continued operation of our various manufacturing facilities. The operation of chemical manufacturing plants involves many risks, including the breakdown, failure or substandard performance of equipment, operating errors, natural disasters, the need to comply with directives of, and maintain all necessary permits from, government agencies and potential terrorist attack. For example, our Building Block Chemicals plant located near New Orleans, Louisiana had its operations interrupted by Hurricanes Katrina and Rita. In addition, our operations can be adversely affected by labor force shortages or work stoppages and events impeding or increasing the cost of transporting our raw materials and finished products. The occurrence of material operational problems, including but not limited to the above events, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or with respect to certain facilities, and of our company as a whole, during the period of such operational difficulties.

Our operations are also subject to various hazards incident to the production of industrial chemicals, including the use, handling, processing, storage and transportation of certain hazardous materials. Under certain circumstances, these hazards could cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage, and suspension of operations. Claims arising from any future catastrophic occurrence at one of our locations may result in our being named as a defendant in lawsuits asserting potentially large claims.

We are subject to significant environmental and product regulatory expenses and risks.

We are subject to various laws and regulations which impose stringent requirements for the control and abatement of pollutants and contaminants and the manufacture, transportation, storage, handling, sale and disposal of hazardous substances, hazardous wastes, pollutants and contaminants.

Under the laws of the United States and certain other countries in which we operate, a current or previous owner or operator of a facility may be liable for the removal or remediation of hazardous materials at the facility and nearby areas. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous materials. In addition, under various laws governing the generation, transportation, treatment, storage or disposal of solid and hazardous wastes, owners and operators of facilities may be liable for removal or remediation, or other corrective action, at areas where hazardous materials have been released. The costs of removal, remediation or corrective action may be substantial, and the presence of hazardous materials in the environment at any of our facilities, or the failure to abate such materials promptly or properly, may adversely affect our ability to operate such facilities. Certain of these laws also impose liability for investigative, removal, and remedial costs on persons who dispose of or arrange for the disposal of hazardous substances at facilities owned or operated by third parties. Liability for investigative, removal, and remedial costs under such laws is retroactive, strict, and joint and several.

We are required to comply with laws that govern the emission of pollutants into the ground, waters, and the atmosphere, and with laws that govern the generation, transportation, treatment, storage and disposal of solid and hazardous wastes, and laws that regulate the manufacture, processing and distribution of chemical substances and mixtures, as well as the disposition of certain hazardous substances. In addition, certain laws govern the abatement, removal, and disposal of asbestos-containing materials and the maintenance of underground storage tanks and equipment which contains or is contaminated by polychlorinated biphenyls. The costs of compliance with such laws and related regulations may be substantial, and regulatory standards tend to evolve towards more stringent requirements, which might, from time to time, make it uneconomic or impossible to continue operating a facility or selling one or more products currently sold by us. Non-compliance with such requirements at any of our facilities or by any of our products could result in substantial penalties, our inability to operate all or part of the facility, or our inability to sell certain products.

Some of our customers’ businesses are cyclical and demand by our customers for our products weakens during economic downturns. Loss of significant customers may have an adverse effect on our business.

A number of our customers operate in cyclical industries such as the aerospace, automotive, mining and paper industries. As a result, demand for the Company’s products from customers in such industries is also cyclical. In addition, the profitability of sales of certain of the Company’s building block chemicals varies due to the cyclicality typically experienced with respect to the amount of industry-wide capacity dedicated to producing such chemicals and the amount of end user demand.

In addition, loss of certain significant customers, due to events affecting their business or due to competitors’ actions, may have a material adverse effect on our results of operations. For example, Boeing Company recently announced that it has reached a tentative agreement for a new contract with its machinists’ union to end a four-week work stoppage. In the event that this agreement is not approved and the machinists stay on strike for a prolonged period, this could have a material adverse effect on our Cytec Engineered Materials segment’s results of operations.

We are subject to significant litigation expense and risk.

We are the subject of numerous lawsuits and claims incidental to the conduct of our or our predecessors’ businesses, including lawsuits and claims relating to product liability, personal injury, environmental, contractual, employment and intellectual property matters. Many of the matters relate to the use, handling, processing, storage, transport or disposal of hazardous materials. We believe that the resolution of such lawsuits and claims will not have a material adverse effect on our consolidated financial position, but could be material to our consolidated results of operations and cash flows in any one accounting period.

Goodwill impairment or acquisition intangible impairment and disposition or restructuring charges may unpredictably affect our results of operations in the future.

Management regularly reviews our business portfolio in terms of strategic fit and financial performance and may from time to time dispose of or withdraw certain product lines. Additionally, management regularly reviews the cost effectiveness and profitability of plant sites and individual plants at such sites. We may find it necessary to record disposition charges or restructuring charges in connection with such reviews. Such charges could have a material adverse effect on our results of operations in the period in which they are recorded.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Intangible Assets”, we test goodwill and nonamortizable acquisition intangible assets for impairment on an annual basis in our fourth fiscal quarter and in between annual tests if events occur or circumstances change that would likely reduce the fair value of a reporting unit to an amount below its carrying value. During the fourth quarters of 2003 and 2004, we performed goodwill impairment tests and determined that no impairment had occurred. Further, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we test for other possible acquisition intangible impairment if events occur or circumstances change that would likely reduce the fair value of the stated assets.

In connection with the acquisition of Surface Specialties, we recorded goodwill in the amount of $736.5 based on a preliminary allocation of the purchase price. Additionally, we have acquisition intangibles with a net carrying value of $515.8 at June 30, 2005. Future events could cause the impairment of goodwill or acquisition intangibles associated with the Surface Specialties business or any other of our reporting units. Any resulting impairment loss may have a material adverse impact on our results of operations in any future period in which we record a charge.

USE OF PROCEEDS

We estimate our net proceeds from this offering to be approximately $             after deducting the underwriting discount and our offering expenses. We intend to use the net proceeds to repay all amounts outstanding under our 364-day credit facility and our revolving credit facility, which, as of September 16, 2005, were approximately $426.8 and $67.7, respectively, and were used to fund the acquisition of Surface Specialties and for general corporate purposes. As of that date, the outstanding amounts had a weighted average interest rate of approximately 3.21% and amounts due under the revolving credit facility mature on February 15, 2010.

CAPITALIZATION

The following table sets forth our consolidated debt, stockholders’ equity and capitalization as of June 30, 2005 (a) on a historical basis, (b) as adjusted to reflect the debt repayments on September 1, 2005 with the net proceeds from the sale of SSAR and (c) on a pro forma as adjusted basis to give effect to this offering and the application of the net proceeds as described under “Use of Proceeds”.

The actual financial data in the following table is derived from our unaudited consolidated balance sheet as of June 30, 2005 included in our Form 10-Q for the quarter ended June 30, 2005 and incorporated by reference herein. The following data are qualified in their entirety by our financial statements and other information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2005
	Actual	As Adjusted for SSAR Sale(1)	As Adjusted for Notes Offering
Short-term borrowings:
364-day credit facility(2)	$468.3	$438.7		—
Other	35.3	35.3		$35.3
Current maturities of long-term debt:
Five-Year Term Loan Due February 15, 2010	72.5	72.5		72.5
Other	15.0	15.0		15.0
Long-term debt:
Five-Year Revolving Credit Facility Due February 15, 2010(3)	122.2	122.2
Five-Year Term Loan Due February 15, 2010	585.4	551.0		551.0
6.75% Notes Due March 15, 2008	98.5	98.5		98.5
4.60% Notes Due July 1, 2013	201.8	201.8		201.8
Other	9.5	9.5		9.5
Notes offered hereby	—	—

Total debt	$1,608.5	$1,544.5	$
Total stockholders’ equity	1,178.0	1,178.0		1,178.0

Total capitalization	$2,786.5	$2,722.5	$

(1)	To reflect actual debt repayments made on September 1, 2005 with net proceeds from the sale of SSAR.
(2)	As of September 16, 2005, there was approximately $426.8 outstanding under our 364-day credit facility.
(3)	As of September 16, 2005, there was approximately $67.7 outstanding under our revolving credit facility.

SELECTED HISTORICAL CONSOLIDATED

FINANCIAL DATA OF CYTEC

The following table presents selected financial and other data of Cytec as of the dates and for the periods indicated. The data as of and for the years ended December 31, 2002, 2003 and 2004 have been derived from the audited consolidated financial statements of Cytec as of and for the fiscal years ended December 31, 2002, 2003 and 2004 included in our Form 8-K filed June 13, 2005 and incorporated by reference herein. For information on selected financial and other data of Cytec as of and for the years ended December 31, 2000 and 2001, please refer to our Form 8-K filed on June 13, 2005. The selected financial data as of and for the six months ended June 30, 2004 and 2005 have been derived from the unaudited interim consolidated financial statements of Cytec as of and for the six months ended June 30, 2004 and 2005 included in our Form 10-Q for the quarter ended June 30, 2005 and incorporated by reference herein. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows. The results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the entire year.

You should read the selected financial and other data set forth below along with the sections in this prospectus supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — June 30, 2005” and the consolidated financial statements of Cytec and related notes incorporated by reference in this prospectus supplement.

	Historical
	Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Income Statement Data:
Net sales	$1,346.2	$1,471.8	$1,721.3	$837.2	$1,377.3
Manufacturing cost of sales	1,021.4	1,111.9	1,303.1	621.7	1,079.4
Other operating expenses	206.4	215.8	250.5	120.0	229.9
Earnings from operations	118.4	144.1	167.7	95.5	68.0
Other income (expense), net	6.6	(1.9)	22.3	(5.0)	(49.0)
Equity in earnings of associated companies	6.1	7.2	5.2	0.8	6.6
Interest expense	21.9	20.0	22.8	11.0	49.9
Income taxes	30.5	36.6	41.4	15.9	(29.0)
Earnings from continuing operations before accounting change and premium paid to redeem preferred stock	78.7	92.8	131.0	64.4	4.7
Cumulative effect of accounting change, net of tax	—	(13.6)	—	—	—
Premium paid to redeem preferred stock	—	—	9.9	—	—
Earnings from continuing operations	78.7	79.2	121.1	64.4	4.7
Balance Sheet Data (at period end):
Total assets	$1,785.2	$2,046.4	$2,251.6	$2,085.7	$4,099.2
Total debt	315.9	425.5	419.1	427.3	1,608.5
Total stockholders’ equity	641.7	775.9	932.0	821.6	1,178.0
Other Data:
Net cash provided by (used by):
Operating activities	$211.6	$132.4	$167.4	$58.7	$58.5
Investing activities	(56.4)	(195.3)	(84.1)	(25.9)	(1,456.0)
Financing activities	(36.7)	85.4	(20.6)	(7.0)	1,197.1
Capital expenditures	62.2	93.8	89.3	35.7	47.5
Depreciation	81.5	85.9	86.6	42.9	56.8
Amortization	2.2	7.7	12.2	5.6	14.4

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SURFACE SPECIALTIES

The following table presents selected historical financial data of Surface Specialties as of the dates and for the periods indicated. The data as of and for the years ended December 31, 2003 and 2004 have been derived from the Audited Special Purpose Financial Statements. The data as of and for the six months ended June 30, 2004 and 2003 has been derived from the Combined Unaudited Special Purpose Financial Statements of Surface Specialties (a business of UCB) for the six months ended June 30, 2003 and 2004 (the “Unaudited Special Purpose Financial Statements” and, together with the Audited Special Purpose Financial Statements, the “Special Purpose Financial Statements”).

The historical information set forth below includes the results of SSAR, which was divested by Cytec on August 31, 2005, for all periods presented. The following historical information should be read in conjunction with the notes to the financial statements referred to above.

	Historical
	Years Ended December 31,		Six Months Ended June 30,
	2003	2004	2003	2004
Operating Results:
Direct revenues	$1,123.8	$1,349.6	$530.5	$672.2
Direct cost of sales	873.6	1,045.9	416.4	503.7
Direct operating expenses	215.2	191.8	95.8	98.8
Direct other income, net	4.5	4.8	(1.8)	(0.6)
Direct interest expense	1.7	1.8	0.8	1.0
Equity in net income of associated company	0.7	0.8	0.3	0.3
Excess of direct revenues over direct expenses before taxes, minority interest and cumulative effect of accounting change	38.5	115.7	16.0	68.4
Excess of direct revenues over direct expenses	29.8	114.5	8.2	67.8
Balance Sheet Data (at period end):
Total assets	$1,291.1	$1,374.3	n/a	$1,309.5
Total debt	49.8	53.8	n/a	66.4
Net assets to be sold pursuant to the Surface Specialties acquisition	932.0	976.0	n/a	915.5
Other Data:
Net cash provided by (used by):
Operating activities	$132.6	$150.8	$74.3	$83.6
Investing activities	(622.6)	(34.5)	(589.5)	(15.1)
Financing activities	528.4	(116.4)	565.2	(43.9)
Purchases of property, plant and equipment	38.1	34.5	20.2	15.2
Depreciation	46.1	47.6	20.7	24.8
Amortization	10.9	11.6	4.3	5.7

The following rates, which are the rates that we utilized in translating the operations of Surface Specialties’ euro-based businesses for the respective periods presented, were utilized in translating the amounts in the above-referenced financial statements to United States dollars:

	Year Ended December 31,		Six Months Ended June 30,
	2003	2004	2003	2004
Operating Results and Other Data	1.1390	1.2456	1.1103	1.2456
Balance Sheet Data	1.2616	1.3628	n/a	1.2105

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2004 combines the audited historical consolidated statement of income of the Company for the year ended December 31, 2004, incorporated by reference herein, with the audited combined special purpose statement of direct revenues and expenses included in the Audited Special Purpose Financial Statements for the year ended December 31, 2004 and gives effect to the unaudited adjustments necessary to account for the acquisition and other transactions described herein as if such transactions had occurred as of January 1, 2004. The 2004 historical results included the retroactive application of the change from the LIFO to FIFO inventory costing method, which was adopted on January 1, 2005.

The unaudited pro forma condensed combined statement of income for the six months ended June 30, 2004 combines the unaudited adjusted historical consolidated statements of income of Cytec for the six months ended June 30, 2004 with the unaudited statements of direct revenues and expenses for the six months ended June 30, 2004 which were derived from the Unaudited Special Purpose Financial Statements, incorporated by reference herein, and gives effect to the unaudited adjustments necessary to account for the acquisition and other transactions described herein as if such transactions had occurred as of January 1, 2004. Cytec’s 2004 historical results were adjusted to show the effect of FSP 106-2, which was adopted retroactively during the third quarter of 2004, and the retroactive application of the change from the LIFO to the FIFO inventory method which was adopted on January 1, 2005. The unaudited pro forma condensed combined statement of income for the six months ended June 30, 2005 combines the historical unaudited consolidated statement of income of Cytec for the six months ended June 30, 2005, incorporated by reference herein, with the unaudited results of operations of Surface Specialties for the two months ended February 28, 2005 (the date of acquisition), and gives effect to the unaudited adjustments necessary to account for the acquisition and other transactions described herein as if such transactions had occurred on January 1, 2004.

Differences between the preliminary and final purchase price allocations could have an impact on the accompanying unaudited pro forma condensed combined financial statement information and our future results of operations and financial position. The pro forma results do not include any anticipated cost savings or other effects of the planned integration and are not indicative of the results which would have actually occurred if the business combination had been in effect on the date indicated, or which may result in the future. This information should be read in conjunction with: (i) the accompanying Notes to the Unaudited Pro Forma Condensed Combined Statements of Income; (ii) our Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005; (iii) our Form 10-K for the year ended December 31, 2004, as amended by our Current Report on Form 8-K filed June 13, 2005 which, among other things, restated previously issued financial statements for all years shown in our 2004 Annual Report on Form 10-K; and (iv) the Special Purpose Financial Statements. The pro forma adjustments described in the accompanying notes have been made based on available information and, in the opinion of management, are reasonable. The pro forma condensed combined financial information should not be considered indicative of actual results that would have been achieved had the transactions occurred on the respective dates indicated and do not purport to indicate results of operations as of any future date or for any future period. We cannot give assurance that the assumptions used in the preparation of the pro forma condensed combined financial information will prove to be correct.

The acquisition of Surface Specialties by Cytec on February 28, 2005 was accounted for as a purchase in conformity with SFAS No. 141, “Business Combinations”, with intangible assets recorded in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, and the operations of the acquired business have been included in Cytec’s historical financial statements from the effective date of the acquisition. The purchase price consideration consisted of cash and stock valued at $1,799.6 subject to final working capital and other customary adjustments, of which $1,508.8 (€1,138.5 at $1.325 per euro) was paid in cash and the balance was paid in 5,772,857 shares of Cytec common stock ($290.8 at $50.37 per Cytec share). In addition, there is contingent consideration up to a maximum of €50.0, of which €20.0 ($26.5 at $1.325 per euro) was paid upon closing, subject to refund, and is not included in the total consideration of $1,799.6, with the balance potentially payable in 2006. The contingent consideration will be earned on a pro-rata basis pending the achievement of certain full-year operating results by Surface Specialties in 2005. If the contingent consideration is earned, goodwill would be increased. Based on sales volumes of the acquired product lines during the first half of 2005, and estimated volumes during the second half of 2005, we believe that we will be entitled to a refund of all or substantially all of the contingent consideration that was paid at closing. See “Summary—Recent Developments” in this prospectus supplement. In addition, $12.8 of transaction costs were incurred in connection with the transaction. We also assumed approximately $52.7 of Surface Specialties’ existing indebtedness on the date of the acquisition and acquired $34.7 of cash. The total cost of the acquisition has been allocated to the assets acquired and liabilities assumed on a preliminary basis based on their respective fair values as of the date of the acquisition. The excess of the purchase price over the preliminary fair values of the net assets acquired has been allocated to goodwill. The preliminary allocation is subject to change, and such change could be significant. We expect to have the purchase price allocation substantially complete later in 2005. Accordingly, the final purchase price allocation and the resulting effect on income from operations may differ from the pro forma amounts reported herein. In addition, in accordance with the provisions of SFAS No. 142, no amortization of indefinite-lived intangible assets or goodwill is recorded.

The unaudited pro forma condensed combined statement of income excludes certain non-recurring charges described herein and excludes the results of SSAR, which, pursuant to regulatory approvals, we divested in 2005 and accordingly was classified as a discontinued operation as of the beginning of the periods presented.

CYTEC INDUSTRIES INC. UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2004

	Cytec (1)	Surface Specialties (2)		SSAR Adjustments (3)	Pro Forma Adjustments		Pro Forma Cytec
Revenues	$1,721.3	$1,349.6		$(153.6)	—		$2,917.3
Cost of sales	1,303.1	1,045.9		(132.4)	$(7.0	)(4)	2,209.6
Other operating expenses	250.5	191.8		(13.6)	15.7	(4)	444.4

Operating income	167.7	111.9		(7.6)	(8.7)		263.3
Other income (expense), net	16.9	3.6		—	—		20.5
Equity in earnings of associated companies	5.2	0.8		—	—		6.0
Interest expense, net	17.4	1.8		—	51.4	(5)	70.6

Earnings from continuing operations before income taxes	172.4	114.5		(7.6)	(60.1)		219.2
Income taxes	41.4	—	(6)	— (6)	13.4	(6)	54.8

Earnings from continuing operations before non-recurring charges	$131.0	—		—	$(73.5)		$164.4

Basic earnings from continuing operations per common share	$3.31	—		—	—		$3.63
Diluted earnings from continuing operations per common share	$3.21	—		—	—		$3.53
Shares used in computation of basic earnings from continuing operations per common share	39,548,000	—		—	5,773,000	(7)	45,321,000
Shares used in computation of diluted earnings from continuing operations per common share	40,830,000	—		—	5,773,000	(7)	46,603,000

CYTEC INDUSTRIES INC.

UNAUDITED PRO FORMA CONDENSED COMBINED YEAR-TO-DATE STATEMENT OF INCOME

For the Six Months Ended June 30, 2004

	Cytec (8)	Surface Specialties (9)		SSAR Adjustments (10)		Pro Forma Adjustments		Pro Forma Cytec
Revenues	$837.2	$672.2		$(80.3)		—		$1,429.1
Cost of sales	621.7	503.7		(65.9)		$(3.6	)(11)	1,055.9
Other operating expenses	120.0	98.8		(6.8)		7.6	(11)	219.6

Operating income	95.5	69.7		(7.6)		(4.0)		153.6
Other income (expense), net	(7.7)	(1.2)		—		—		(8.9)
Equity in earnings of associated companies	0.8	0.3		—		—		1.1
Interest expense, net	8.3	1.0		—		25.8	(11)	35.1

Earnings from continuing operations before income taxes	80.3	67.8		(7.6)		(29.8)		110.7
Income taxes	15.9	—	(12)	—	(12)	8.9	(12)	24.8

Earnings from continuing operations before non-recurring charges	$64.4	—		—		$(38.7)		$85.9

Basic earnings from continuing operations per common share	$1.65	—		—		—		$1.91
Diluted earnings from continuing operations per common share	$1.60	—		—		—		$1.87
Shares used in computation of basic earnings from continuing operations per common share	39,160,000	—		—		5,773,000	(13)	44,933,000
Shares used in computation of diluted earnings from continuing operations per common share	40,211,000	—		—		5,773,000	(13)	45,984,000

CYTEC INDUSTRIES INC.

UNAUDITED PRO FORMA CONDENSED COMBINED YEAR-TO-DATE STATEMENT OF INCOME

For the Six Months Ended June 30, 2005

	Cytec (14)	Pro Forma Surface Specialties (15)		Pro Forma Adjustments		Pro Forma Cytec
Revenues	$1,377.3	$224.8		—		$1,602.1
Cost of sales	1,079.4	176.8		$(22.1	)(16)	1,234.1
Other operating expenses	229.9	31.2		(34.7	)(16)	226.4

Operating income	68.0	16.8		56.8		141.6
Other income (expense), net	(50.8)	(1.9)		—		(52.7)
Equity in earnings of associated companies	6.6	0.1		—		6.7
Interest expense, net	48.1	2.9		8.0	(16)	59.0

Earnings (loss) from continuing operations before income taxes	(24.3)	12.1		48.8		36.6
Income taxes	(29.0)	—	(16)	8.0	(16)	(21.0)

Earnings from continuing operations before non-recurring charges	$4.7	—		$40.8		$57.6

Basic earnings from continuing operations per common share	$0.11	—		—		$1.25
Diluted earnings from continuing operations per common share	$0.10	—		—		$1.22
Shares used in computation of basic earnings from continuing operations per common share	44,141,000	—		1,903,000	(17)	46,044,000
Shares used in computation of diluted earnings from continuing operations per common share	45,371,000	—		1,903,000	(17)	47,274,000

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENTS OF INCOME

On February 28, 2005, we completed our acquisition of the Surface Specialties business of UCB for cash and stock valued at $1,799.6. In addition, there is contingent consideration up to a maximum of €50.0, of which €20.0 ($26.5 at $1.325 per euro) was paid upon closing, subject to refund, and is not included in the total consideration of $1,799.6, with the balance potentially payable in 2006. The contingent consideration is earned on a pro-rata basis pending the achievement of certain full-year operating results by Surface Specialties in 2005. If the contingent consideration is earned, goodwill would be increased. The cash purchase price was also preliminarily adjusted as a result of working capital levels, including cash and certain debt balances which were transferred to us at closing. For further information, see “Summary—Recent Developments” in this prospectus supplement. In addition, $12.8 of transaction costs were incurred in connection with the acquisition.

We financed the cash component with $600.0 under an unsecured 364-day credit facility and $725.0 under an unsecured five-year term loan, and the remaining $184.0 was paid from existing cash. We intend to refinance the 364-day borrowing with long-term debt.

The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed in the acquisition. We are in the process of finalizing working capital and other customary adjustments as well as third-party valuations of certain assets acquired and liabilities assumed, as well as performing our own internal assessment; thus the table below discloses a preliminary allocation of the purchase price. The preliminary allocation is subject to change, and such change could be significant. We expect to have the purchase price allocation substantially complete later in 2005.

Cash	$34.7
Current deferred tax assets	26.5
Other current assets	537.6
Assets of discontinued operations held for sale	98.7
Property, plant and equipment	460.7
Goodwill	736.5
Acquired intangible assets	490.3
Acquired in-process research and development	37.0
Other assets	25.9

Total assets acquired	$2,447.9

Current liabilities	$281.6
Liabilities of discontinued operations held for sale	26.7
Long-term deferred tax liabilities	189.9
Long-term debt	9.7
Other long-term liabilities	127.6

Total liabilities assumed	$635.5

Net assets acquired	$1,812.4

The preliminary purchase price allocation reflects an estimate of $490.3 of acquired intangible assets. Included in acquired intangible assets is $45.7 relating to certain trade names which have indefinite useful lives. The remaining intangibles that were acquired were assigned to customer-related ($382.5), marketing-related ($50.8) and technology-related intangibles ($11.3), and are being amortized over periods of 10 to 15 years. In addition, inventory was increased by $20.8 and property, plant and equipment, net was increased by $51.1, bringing these assets to their respective estimated fair values.

As required by FIN 4, the portion of the purchase price allocated to acquired in-process research and development of $37.0 has been immediately expensed. An adjustment for the estimated in-process research and development charge incurred by us has not been included in the 2004 unaudited pro forma condensed combined statements of income since such adjustment, as related to this acquisition, is non-recurring in nature. Also excluded in 2004 on the basis of it being, as it relates to this acquisition, non-recurring in nature is a charge of $20.8 for the amortization of the write-up to fair value of inventory acquired in the acquisition. The unaudited pro forma condensed combined statement of income for the six months ended June 30, 2005 includes adjustments to remove the effects of the above charges.

Note 1. Cytec amounts represent the historical audited consolidated statement of income of Cytec for the year ended December 31, 2004 which include the retroactive application of the change from the LIFO to the FIFO inventory costing method which was adopted on January 1, 2005. On June 13, 2005, Cytec issued a Current Report on Form 8-K to restate its previously issued financial statements for all years shown in Cytec’s 2004 Annual Report on Form 10-K to reflect the retroactive application of the change.

Note 2. Surface Specialties amounts represent the historical audited combined special purpose statement of direct revenues and expenses as reported in the Special Purpose Financial Statements for the year ended December 31, 2004, included as an exhibit to our Current Report on Form 8-K/A filed May 16, 2005. The amounts were translated utilizing an average 2004 exchange rate of $1.2456 per euro, which is the average rate that we used to translate the operations of our euro-based businesses for the year ended December 31, 2004. As discussed in Note 2 of the Special Purpose Financial Statements, the statement of direct revenues and expenses excludes certain allocations of corporate expenses to Surface Specialties from its then parent, UCB. Since the acquisition of Surface Specialties, we have been allocating corporate costs to the Surface Specialties segment and these allocated costs are expected to approximate $11.8 including an estimate of future costs to be incurred for the ten months ended December 31, 2005. These corporate costs, of which approximately 39% is incremental to Cytec’s overall operating results in 2005, have historically been spread across Cytec’s operating segments. The estimated incremental costs have not been included in the pro forma presentation and represent management’s best estimate of the incremental costs which will be incurred in 2005.

Note 3. The results of operations of the SSAR business are included in the 2004 historical amounts described in Note 2 above. Pursuant to regulatory approvals, we divested SSAR in 2005. SSAR adjustments remove the results of this discontinued operation in order to present pro forma results that are indicative of the continuing operations of the combined entity.

Note 4. Amounts represent purchase accounting adjustments as a result of differences between the carrying values of certain assets acquired and their respective fair values based on the preliminary valuation report. An adjustment to reduce depreciation expense by $8.8, of which $7.0 is reflected as a reduction in cost of sales and $1.8 is reflected as a reduction in other operating expenses, results from the adjustment to fair value from historical cost of property and equipment acquired upon acquisition and the revised estimate of the remaining useful lives of the assets acquired. These assets are being depreciated by Cytec over estimated useful lives from 2 to 23 years. An increase to other operating expenses of $15.7 reflects incremental annual amortization expense of $17.5 related to the estimated fair value of identifiable intangible assets over their estimated useful lives over a range of 10 to 15 years offset by the $1.8 decrease in depreciation referred to above.

Note 5. Pro forma adjustment of $51.4 for interest expense, net, reflects the following: (i) the incremental interest expense related to the approximately $1,325.0 of acquisition-related debt after reducing the debt amount by the estimated after tax proceeds from the divestiture of SSAR using a weighted average interest rate of 3.79%, which was the actual weighted-average interest rate on acquisition-related debt for the one-month period ended March 31, 2005; (ii) a reduction in interest income to reflect decreased cash available for investment purposes of $184.0 since this amount was utilized in the purchase of Surface Specialties and (iii) amortization of deferred financing fees. A change of 1/8% in the interest rate on the acquisition-related debt would result in a change in interest expense and net earnings of $1.6 and $1.1, respectively. Additionally, we expect to refinance approximately $600.0 of the acquisition-related debt in 2005 on a long-term basis at a weighted-average fixed interest rate that is at least 1% higher than the one-month variable rate in March 2005. This higher rate would increase annual interest expense, net by approximately $6.0.

Note 6. Pro forma adjustments for income taxes utilize a rate of 34.5% for the specific adjustments based on the Company’s preliminary estimate of the purchase price allocation assigned to the acquired Surface Specialties entities, or in the case of Pro Forma Surface Specialties and SSAR, the rate of 32% which reflects the Company’s best estimate of the underlying full year effective tax rate of the businesses for the period presented herein.

Note 7. We issued 5,772,857 shares of common stock to UCB as a portion of the consideration in the acquisition of Surface Specialties.

Note 8. Cytec amounts represent the historical unaudited consolidated statements of income of Cytec for the six months ended June 30, 2004, which include the retroactive application of the change from the LIFO to the FIFO inventory costing method which was adopted on January 1, 2005. Additionally, the six months ended June 30, 2004 also reflects a restatement to show the effects of the adoption of FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, which was adopted retroactively to January 1, 2004 in the third quarter of 2004.

Note 9. Surface Specialties amounts represent unaudited results for the six months ended June 30, 2004. The amounts were translated utilizing an average 2004 exchange rate of $1.2456 per euro, which is the average rate that Cytec used to translate the operations of its euro-based businesses for the year ended December 31, 2004.

Note 10. The results of operations of SSAR are included in the amounts described in Note 9 above. Pursuant to regulatory approvals, we divested SSAR in 2005. SSAR adjustments remove the results of this discontinued operation in order to present pro forma results that are indicative of the continuing operations of the combined entity for the six months ended June 30, 2004. Other operating expenses were derived by ratably distributing these expenses over the 2004 fiscal year.

Note 11. Pro forma adjustments for the six months ended June 30, 2004 include the following:

•	A reduction in cost of sales of $3.6 resulting from a reduction in depreciation expense related to differences between the carrying values and fair values of certain assets acquired.

•	A reduction in other operating expenses of $7.6. This amount is comprised of a $0.9 reduction in depreciation expense related to differences between the carrying values and fair values of certain assets acquired offset by an $8.5 increase in incremental amortization expense.

•	Additional interest expense, net of $25.8 resulting from the acquisition-related debt for the six months ended June 30, 2004.

Note 12. Pro forma adjustments for income taxes utilize a rate of 34.5% for the specific adjustments based on our preliminary estimate of the purchase price allocation assigned to the acquired Surface Specialties entities, or in the case of Pro Forma Surface Specialties and SSAR, the rate of 32% which reflects the Company’s best estimate of the underlying full year effective tax rate of the businesses for the periods presented herein.

Note 13. We issued 5,772,857 shares of common stock to UCB as a portion of the consideration in the acquisition of Surface Specialties.

Note 14. Cytec amounts represent the historical unaudited consolidated statement of income of Cytec for the six months ended June 30, 2005 which include the results of operations of Surface Specialties since acquisition on February 28, 2005.

Note 15. Pro forma Surface Specialties amounts represent the unaudited results of the Surface Specialties businesses, excluding SSAR, for the two months ended February 28, 2005 (the acquisition date).

Note 16. Pro forma adjustments for the six months ended June 30, 2005 include the following:

•	A reduction in cost of sales of $22.4. This amount is comprised of a reversal of a $20.8 charge which was included in cost of sales for the six months ended June 30, 2005 related to the amortization of a portion of the write-up to fair value for those inventories which were acquired in the acquisition and subsequently sold to customers. Also included in the $22.4 adjustment is a $1.2 reduction in depreciation expense related to differences between the carrying values and fair values of certain assets acquired.

•	A reduction in other operating expenses of $34.8. This amount is comprised of a reversal of the write-off of $37.0 of acquired in-process research and development costs which were included in other operating expenses for the six months ended June 30, 2005. Additionally, the $34.8 adjustment includes a net $2.2 increase in expense related to incremental amortization on intangibles partially offset by a reduction in depreciation expense for the two months ended February 28, 2005.

•	Additional interest expense, net of $8.0 resulting from the acquisition-related debt for the two months ended February 28, 2005.

•	Adjustments for income taxes utilize a rate of 34.5% for the specific adjustments based on our preliminary estimate of the purchase price allocation assigned to the acquired Surface Specialties entities, or in the case of Pro Forma Surface Specialties and SSAR, the rate of 32% which reflects our best estimate of the underlying full year effective tax rate of the businesses for the periods presented herein. No tax benefit is available for the write-off of $37.0 of acquired in-process research and development costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — JUNE 30, 2005

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements in the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2005 incorporated by reference herein. Dollars are in millions, except per share amounts. Percentages are approximate.

GENERAL

Cytec Industries Inc. is a global specialty chemicals and materials company and sells its products to diverse major markets for aerospace, automotive and industrial coatings, chemical intermediates, mining, plastics and water treatment. Sales volume by region and the impact of exchange rates are important measures that are analyzed by management.

On February 28, 2005, the Company acquired the Surface Specialties business of UCB. The acquisition was recorded using the purchase method of accounting. Accordingly, the results of operations of Surface Specialties have been included in the Company’s consolidated results from the date of acquisition. A further discussion of the acquisition of Surface Specialties can be found in Note 2 to the Notes to Consolidated Financial Statements in the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2005.

The Company reports its net sales in four segments: Cytec Performance Specialties, Cytec Surface Specialties, Cytec Engineered Materials and Building Block Chemicals. The Cytec Performance Specialties and Cytec Surface Specialties segments are collectively referred to as Specialty Chemicals. The Company also reports its net sales in four geographic regions: North America, Latin America, Asia/Pacific and Europe/Middle East/Africa. The destination of the sale determines the region under which it is reported consistent with management’s view of the business. North America consists of the United States and Canada. Latin America includes Mexico, Central America, South America and the Caribbean Islands. Asia/Pacific is comprised of Asia, Australia and the islands of the South Pacific Rim.

Raw material cost changes year on year are an important factor in profitability, especially in years of high volatility. Oil and natural gas costs are significantly higher than the year ago period and many of the Company’s raw materials are derived from these two commodities. Key raw materials for the Specialty Chemicals and Building Block Chemicals segments are propylene, ammonia, methanol derivatives, acrylic acid and natural gas for energy. Key raw materials for the Cytec Engineered Materials segment are carbon fiber and various resins. Discussion of the year to year impact of raw materials and energy is provided in our segment discussion. In addition, higher global demand levels and, occasionally, operating difficulties at suppliers, have limited the availability of certain of the Company’s raw materials. In February 2005, the Company’s major supplier of propylene placed the Company on an 85% supply allocation of its requirements due to mechanical difficulties. This allocation did not impact Company operations during the six months ended June 30, 2005 as the Company procured adequate quantities of propylene from other suppliers to meet customer demand and to operate its plant at desired capacity. Normal supply resumed during the second quarter of 2005.

QUARTER ENDED JUNE 30, 2005, COMPARED WITH QUARTER ENDED JUNE 30, 2004

Consolidated Results

Net sales for the second quarter of 2005 were $813.4 compared with $422.0 for the second quarter of 2004. All segments reported increased sales. In the Cytec Surface Specialties segment, sales increased primarily as a result of the inclusion of sales from Surface Specialties. The Cytec Performance Specialties segment experienced increased sales due to increased volumes and the effect of price increase initiatives. The Cytec Engineered Materials segment sales increase was volume related, primarily from increased sales to the large commercial aircraft, automotive, and rotorcraft industries. The Building Block Chemicals segment sales increased as a result of increased volumes and from increased selling prices which were driven by higher raw material and energy costs.

For a detailed discussion on sales refer to the Segment Results section below.

Manufacturing cost of sales was $639.1 during the second quarter of 2005 compared with $311.6 during 2004. Most of the increase is associated with higher volumes, principally resulting from the impact of the acquisition of Surface Specialties. Cost of sales for the heritage businesses (i.e. the business of Cytec excluding the acquired Surface Specialties business) was impacted by higher raw material and energy costs of $32.4 which were partially offset by increased selling prices of $23.9. Exchange rate changes increased costs by $2.6. Gross margin was also negatively impacted by a charge of $10.3 related to purchase accounting for finished goods inventory of the acquired business recorded at fair value which exceeded normal manufacturing cost.

Selling and technical services was $58.1 in 2005 versus $35.1 in the prior year. This increase was primarily attributable to the inclusion of expenses related to Surface Specialties with an increase in heritage selling and technical services expenses accounting for $2.3 of the increase of which $0.7 resulted from the impact of exchange rates during the period.

Research and process development was $19.9 in 2005 versus $10.4 in the prior year. This increase was primarily attributable to the inclusion of expenses related to Surface Specialties with a base increase in heritage research and process development expenses accounting for $0.7 of the increase of which $0.1 resulted from the impact of exchange rates during the period.

Administrative and general expenses were $26.6 in 2005 versus $14.7 in the prior year. This increase was primarily attributable to the inclusion of expenses relating to Surface Specialties and a charge of $2.4 related to the anticipated settlement of a litigation matter and $0.2 resulted from the impact of exchange rates during the period. Administrative and general expenses decreased as a percentage of net sales.

Amortization of acquisition intangibles was $8.8 in 2005 versus $1.4 in the prior year. This increase resulted from the inclusion of amortization expense relating to the intangibles which resulted from the acquisition of Surface Specialties.

Other income (expense), net was an expense of $30.5 in 2005 compared with an expense of $8.7 in the prior year. Included in the 2005 results was a loss of $28.0 related to derivative contracts entered into to hedge interest rate exposure associated with the acquisition of Surface Specialties. The Company entered into these interest rate derivatives in anticipation of future long-term debt that would be issued to refinance debt. Included in the 2004 quarter was a charge of $6.1 in connection with the settlement of several environmental remediation and toxic tort lawsuits.

Equity in earnings of associated companies was $4.5 in 2005 versus $0.5 in the prior year. The increase in earnings was primarily due to an increase in sales volumes and selling prices experienced by CYRO. On May 31, 2005, the Company sold its 50% ownership in CYRO to its joint venture partner Degussa Specialty Polymers, a company of Degussa AG, for cash consideration of $95.0 plus $5.0 for working capital adjustments based on preliminary estimates. The proceeds of this transaction essentially recovered the carrying value of Cytec’s investment in CYRO. Estimated net after-tax proceeds realized from the sale of CYRO of $81.5 were used to reduce acquisition-related debt.

Interest expense, net was $38.5 in 2005 compared with $4.5 in the prior year. The increase resulted from a higher outstanding weighted-average debt balance during 2005 resulting from the debt incurred in connection with the Company’s acquisition of Surface Specialties and $21.0 of interest charges and $1.0 unamortized put premiums and rate lock agreements related to the redemption of the Mandatory Par Put Remarketed Securities (“MOPPRS”) in the second quarter of 2005.

The Company recognized a tax benefit of $15.3 (425%) on the loss from continuing operations for the quarter ended June 30, 2005. For the quarter ended June 30, 2004, the effective tax rate was a tax provision of 14%. The Company’s effective tax rate for the second quarter of 2005 was favorably impacted by U.S. hedging losses, the redemption of the MOPPRS and a credit of $9.6 for the resolution of various tax audits of prior year returns in an international tax jurisdiction as discussed in Note 12 to the Notes to Consolidated Financial Statements in the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2005. Excluding these items, the Company’s underlying annual effective tax rate for the quarter ended June 30, 2005 was 27%.

Earnings from discontinued operations were $0.2 and reflect the results of SSAR for the quarter ended June 30, 2005.

Net earnings for 2005 were $11.9 ($0.25 per diluted share) compared with net earnings for 2004 of $31.2 ($0.77 per diluted share). The decrease of $19.3 in net earnings resulted primarily from: an increase in interest expense resulting from higher outstanding weighted-average debt balance during 2005 related to the debt incurred in connection with the Company’s acquisition of Surface Specialties and $14.0 after tax interest charges and unamortized put premiums and rate lock agreements related to the redemption of the MOPPRS prior to their final maturity; the $7.5 after tax amortization charge from the write-up to fair value of the acquired inventory that was subsequently sold; the $17.7 after tax charge related to interest rate derivative transactions associated with the acquisition of Surface Specialties; an after tax charge of $1.8 related to an anticipated settlement of a certain litigation matter and an income tax benefit of $9.6 reflecting the partial resolution of a tax audit in Norway with respect to prior year tax returns. These items were partially offset by the impact of higher operating earnings resulting from the acquisition.

Segment Results

Year-to-year comparisons and analyses of changes in net sales by segment and region are set forth below and reflect the new organizational and reporting structure of our reportable segments for all periods presented.

Cytec Performance Specialties

				% Change Due to
	2005	2004	Total % Change	Price	Volume/ Mix	Currency
North America	$74.5	$66.9	11%	9%	2%	0%
Latin America	31.0	23.6	32%	6%	19%	7%
Asia/Pacific	27.9	22.9	22%	4%	15%	3%
Europe/Middle East/Africa	52.4	51.3	2%	4%	-5%	3%

Total	$185.8	$164.7	13%	7%	4%	2%

Overall selling volume increased 4% and is primarily attributable to increased sales in the water treating, mining chemicals and specialty additives product lines. Increased selling volumes for these product lines more than offset a decrease in the polymer additive product line. On a regional basis, sales volumes in Latin America increased 19% primarily due to improved demand for mining chemicals for copper mining applications. Sales volumes were up 15% in Asia/Pacific primarily due to increased demand for water treating chemicals from full service providers and mining chemicals. Overall average price increased as a result of implementation of price increase initiatives.

Earnings from operations were $16.9, or 9% of sales, compared with $10.9, or 7% of sales, in 2004. The increase in earnings is primarily attributable to increased selling volumes, the impact of price increases of $10.5 and net favorable exchange rate changes of $4.0, which more than offset higher raw material and energy costs of $7.9.

Cytec Surface Specialties

				% Change Due to
	2005	2004	Total % Change	Price	Acquisition/ Volume	Currency
North America	$113.3	$38.7	193%	3%	190%	0%
Latin America	13.4	4.0	235%	-6%	234%	7%
Asia/Pacific	60.8	15.6	290%	0%	288%	2%
Europe/Middle East/Africa	225.2	19.5	1,046%	2%	1,041%	3%

Total	$412.7	$77.8	429%	2%	425%	2%

For all regions, selling volumes increased 425% primarily as a result of the inclusion of sales attributable to Surface Specialties, which was acquired on February 28, 2005, with heritage volumes decreasing 2%, which was primarily attributable to decreased volumes from existing Europe/Middle East/Africa operations.

Earnings from operations were $14.1, or 3% of sales, compared with $11.9, or 15% of sales, in 2004. The increase in earnings is primarily attributable to the inclusion of results of operations attributable to Surface Specialties, which was acquired on February 28, 2005, partially offset by a charge of $10.3 for the write-off of manufacturing profit included in the inventories which were acquired in the acquisition and higher heritage raw material and energy costs of $6.5.

Cytec Engineered Materials

				% Change Due to
	2005	2004	Total % Change	Price	Volume/ Mix	Currency
North America	$90.6	$87.0	4%	1%	3%	0%
Latin America(1)	0.3	0.4	—	—	—	—
Asia/Pacific	7.0	5.7	23%	2%	21%	0%
Europe/Middle East/Africa	43.1	35.0	23%	4%	18%	1%

Total	$141.0	$128.1	10%	2%	8%	0%

(1)	Due to the level of sales in this geographic region, percentage comparisons are not meaningful.

Overall selling volumes increased 8%. Asia/Pacific and Europe/Middle East/Africa sales volumes increased 21% and 18%, respectively, with the increases coming from the large commercial aircraft and rotorcraft sectors due to increased build rates for these aircraft.

Earnings from operations were $25.3, or 18% of sales, compared with $26.6, or 21% of sales, in 2004. The impact of the increased sales on operating earnings was more than offset by an unfavorable mix, as a higher percentage of sales were in the lower margin segments such as automotive, manufacturing difficulties in Europe, and increased investments in technical commercial support and research to support future growth initiatives.

Building Block Chemicals (Sales to external customers)

				% Change Due to
	2005	2004	Total % Change	Price	Volume/ Mix	Currency
North America	$37.3	$27.5	36%	21%	15%	0%
Latin America(1)	0.7	0.7	—	—	—	—
Asia/Pacific	13.2	13.8	-4%	7%	-11%	0%
Europe/Middle East/Africa	22.7	9.4	142%	30%	119%	-7%

Total	$73.9	$51.4	44%	19%	24%	1%

(1)	Due to the level of sales in this geographic region, percentage comparisons are not meaningful.

Overall selling volumes increased 24% primarily as a result of increased availability of acrylonitrile and hydrocyanic acid for sale in 2005. Product availability was limited during the 2004 quarter as a result of a scheduled plant maintenance shutdown. The incrementally available acrylonitrile was sold primarily into Europe/Middle East/Africa at higher selling prices which were supported by increased raw material prices. North America selling volumes were up 15% due in part to increased acrylonitrile sales resulting from new business as well as from greater availability of hydrocyanic acid available for sale in 2005.

Earnings from operations were $6.7, or 7% of sales, compared with $2.0, or 3% of sales, in 2004. The increase in earnings was primarily due to volume increases, improved plant operations as most of the operations ran at capacity, while in the prior year period, the acrylonitrile plant ran at a reduced rate due to a scheduled plant maintenance shutdown. Increased raw material and energy costs of $12.1, particularly propylene and natural gas, were partly offset by higher selling prices of $9.7.

SIX MONTHS ENDED JUNE 30, 2005, COMPARED WITH SIX MONTHS ENDED JUNE 30, 2004

Consolidated Results

Net sales for the first six months of 2005 were $1,377.3 compared with $837.2 for the prior year period. All segments reported increased sales. In the Cytec Surface Specialties segment, sales increased primarily as a result of the inclusion of sales from Surface Specialties which was acquired on February 28, 2005. The Cytec Performance Specialties segment experienced increased sales which were due in part to increased volumes as well as price increase initiatives. The Cytec Engineered Materials segment sales increase was volume related, primarily from increased sales to the large commercial aircraft, automotive, and rotorcraft industries. The Building Block Chemicals segment sales increased principally due to higher selling prices which were driven by higher raw material and energy costs.

For a detailed discussion on sales refer to the Segment Results section below.

Manufacturing cost of sales was $1,079.4 for the first six months of 2005 compared with $621.8 during the prior year period. Most of the increase is associated with higher volumes, principally resulting from the impact of the acquisition of Surface Specialties. Cost of sales for the heritage businesses was impacted by higher raw material and energy costs of $62.3 which were offset by increased selling prices of $53.5. Exchange rate changes increased cost of sale by $6.9. Gross margin was also negatively impacted by a charge of $20.8 related to purchase accounting for finished goods inventory of the acquired business recorded at fair value which exceeded normal manufacturing cost.

Selling and technical services was $102.8 in 2005 versus $69.9 in the prior year. This increase was primarily attributable to the inclusion of four months of expenses relating to Surface Specialties with an increase in heritage selling and technical services expenses accounting for $5.0 of the increase of which $1.4 resulted from the impact of exchange rates during the period.

Research and process development was $32.8 in 2005 versus $19.4 in the prior year. This increase was primarily attributable to the inclusion of four months of expenses relating to Surface Specialties with an increase in heritage research and process development expenses accounting for $0.4 of which $0.1 resulted from the impact of exchange rates during the period.

Administrative and general expenses were $44.5 in 2005 versus $27.9 in the prior year. This increase was primarily attributable to the inclusion of four months of expenses relating to Surface Specialties and a charge of $2.4 related to the anticipated settlement of a litigation matter in the second quarter and $0.4 resulted from the impact of exchange rates during the period.

Amortization of acquisition intangibles was $12.8 in 2005 versus $2.8 in the prior year. This increase resulted from the inclusion of four months of amortization expense relating to the intangibles which resulted from the acquisition of Surface Specialties.

In connection with the acquisition of Surface Specialties, $37.0 of acquired in-process research and development costs were expensed in the first quarter of 2005.

Other income (expense), net was an expense of $50.8 in 2005 compared with an expense of $7.7 in the prior year. Included in the 2005 results are charges related to derivative contracts entered into to hedge currency and interest rate exposure associated with the acquisition of Surface Specialties. The Company entered into foreign currency contracts to offset the potential dollar-to-euro exchange rate fluctuation that would have an impact on the acquisition cost in dollars and this resulted in a loss of $19.2. The foreign currency contracts have subsequently matured. In anticipation of future long-term debt that would be issued to refinance debt, the Company also entered into interest rate derivatives which resulted in the recognition of a loss of $28.7. At June 30, 2005, the Company had $506.9 of forward starting interest rate swaps outstanding with a maturity date of September 2005.

Equity in earnings of associated companies was $6.6 in 2005 versus $0.8 in the prior year. The increase in earnings was primarily due to an increase in sales volumes and selling prices experienced by CYRO. The 2005 results include only the five months of results related to CYRO as the Company sold its 50% ownership stake in CYRO on May 31, 2005 (refer to discussion above).

Interest expense, net was $48.1 in 2005 compared with $8.3 in the prior year. The increase resulted from a higher outstanding weighted-average debt balance during 2005 resulting from the debt incurred in conjunction with the Company’s acquisition of Surface Specialties and $22.0 of interest charges and unamortized put premiums and rate lock agreements related to the redemption of the MOPPRS in the second quarter of 2005.

The Company’s effective tax rate on the loss from continuing operations for the six months ended June 30, 2005 was a tax benefit of 119%. For the six months ended June 30, 2004, the effective tax rate was a tax provision of 20%. The Company’s effective tax rate for the second quarter of 2005 was favorably impacted by U.S. hedging losses, the redemption of the MOPPRS and the resolution of various tax audits of prior year returns in an international tax jurisdiction as discussed in Note 12 to the Notes to Consolidated Financial Statements in the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2005. The effective tax rate was unfavorably impacted by the write-off of acquired in-process research and development expenses related to the Surface Specialties acquisition, for which there is no tax benefit. The Company’s underlying effective tax rate for the six months ended June 30, 2005 was 27% excluding these items.

Earnings from discontinued operations were $0.6 in 2005 and reflect the results of SSAR for the four-month period since acquisition.

Net earnings for 2005 were $5.3 ($0.12 per diluted share) compared with net earnings for 2004 of $64.4 ($1.60 per diluted share). The decrease of $59.1 in net earnings resulted primarily from: the write-off of $37.0 of in-process research and development costs; an increase in interest expense resulting from a higher outstanding weighted-average debt balance during 2005 related to the debt incurred in connection with the Company’s acquisition of Surface Specialties and interest charges and unamortized put premiums related to the redemption of the MOPPRS prior to their final maturity; the $20.8 amortization charge from the write-up to fair value of the acquired inventory that was subsequently sold; and the $47.9 impact of the marked to market value on the forward-starting interest swaps used to hedge interest rates on a portion of the long-term debt that will be used to refinance the bank debt drawn for the acquisition of Surface Specialties and the foreign currency contracts entered into to offset the potential dollar-to-euro exchange rate fluctuation that would have an impact on the acquisition cost in dollars. These items were partially offset by the impact of higher operating earnings resulting from the acquisition.

Segment Results

Year-to-year comparisons and analyses of changes in net sales by product line segment and region are set forth below and reflect the new organizational and reporting structure of its reportable segments for all periods presented.

Cytec Performance Specialties

				% Change Due to
	2005	2004	Total % Change	Price	Volume/ Mix	Currency
North America	$146.8	$132.1	11%	9%	2%	0%
Latin America	59.2	47.5	25%	7%	14%	4%
Asia/Pacific	51.2	46.3	11%	3%	5%	3%
Europe/Middle East/Africa	102.0	95.4	7%	5%	-2%	4%

Total	$359.2	$321.3	12%	6%	3%	3%

Overall selling volume increased 3% and is primarily attributable to increased sales in the water treating and mining chemicals product lines. Increased selling volumes for these product lines more than offset a decrease in the polymer additive product line. On a regional basis, sales volumes in Latin America increased 14% primarily due to improved demand for mining chemicals from copper mining applications. Overall average price increased as a result of implementation of price increase initiatives.

Earnings from operations were $31.2, or 9% of sales, compared with $20.3, or 6% of sales, in 2004. The increase in earnings is primarily attributable to increased selling volumes and the impact of price increases of $20.4 and the net favorable impact of exchange rates of $7.7 which more than offset higher raw material and energy costs of $15.6.

Cytec Surface Specialties

				% Change Due to
	2005	2004	Total % Change	Price	Acquisition/ Volume	Currency
North America	$175.3	$76.4	130%	2%	128%	0%
Latin America	21.4	8.7	146%	-1%	143%	4%
Asia/Pacific	91.2	29.8	206%	1%	202%	3%
Europe/Middle East/Africa	315.6	38.6	716%	2%	709%	5%

Total	$603.5	$153.5	293%	2%	289%	2%

For all regions, selling volumes increased 289% as a result of the inclusion of sales attributable to Surface Specialties, which was acquired on February 28, 2005, with base volumes remaining unchanged for heritage businesses. In North America and Latin America, all of the volume increase is acquisition related. In Asia/Pacific, base business grew 8% with the remainder resulting from the acquisition. In Europe/Middle East/Africa, base volumes were down 6% with the remainder due to the acquisition.

Loss from operations was $20.4, or 3% of sales, compared with earnings from operations of $20.5, or 13% of sales, in 2004. The decrease in earnings is primarily attributable to the write-off of in-process research and development costs of $37.0 and a charge of $20.8 for the write-off of manufacturing profit included in the inventories which were acquired in the acquisition.

Cytec Engineered Materials

				% Change Due to
	2005	2004	Total % Change	Price	Volume/Mix	Currency
North America	$172.1	$167.9	3%	1%	2%	0%
Latin America(1)	0.9	0.7	—	—	—	—
Asia/Pacific	13.6	10.2	33%	0%	33%	0%
Europe/Middle East/Africa	82.2	69.6	18%	2%	15%	1%

Total	$268.8	$248.4	8%	1%	7%	0%

(1)	Due to the level of sales in this geographic region, percentage comparisons are not meaningful.

Overall selling volumes increased 7%. Europe/Middle East/Africa and Asia/Pacific sales volumes increased 15% and 33%, respectively, with the increases coming from the large commercial aircraft and rotorcraft industries due to increased build rate.

Earnings from operations were $48.7, or 18% of sales, compared with $50.1, or 20% of sales, in 2004. The impact of the increased sales on operating earnings more than offset costs associated with manufacturing difficulties in Europe and increased investments in technical commercial support and research to support future growth initiatives.

Building Block Chemicals (Sales to external customers)

				% Change Due to
	2005	2004	Total % Change	Price	Volume/Mix	Currency
North America	$79.7	$58.1	37%	24%	13%	0%
Latin America(1)	1.9	1.4	—	—	—	—
Asia/Pacific	31.3	32.3	-3%	20%	-23%	0%
Europe/Middle East/Africa	32.9	22.2	48%	32%	12%	4%

Total	$145.8	$114.0	28%	24%	3%	1%

(1)	Due to the level of sales in this geographic region, percentage comparisons are not meaningful.

Sales were higher overall due to higher selling prices, primarily for acrylonitrile, and were in line with the increase in raw material costs. Selling volumes increased 3% overall. Decreased volumes in the Asia/Pacific region were partially offset by price increases. North America selling volumes were up 13% with the majority due to increased acrylonitrile sales resulting from new business.

Earnings from operations were $14.0, or 7% of sales, compared with $8.9, or 6% of sales, in 2004. The increase in earnings was primarily due to improved plant operations as most of the plants ran at capacity, while in the prior year period, the acrylonitrile plant ran at a reduced rate due to lower propylene availability and a scheduled plant maintenance shutdown. Increased raw material and energy costs of $31.2, particularly propylene and natural gas, were offset by higher selling prices of $27.9.

LIQUIDITY AND FINANCIAL CONDITION

At June 30, 2005 the Company’s cash balance was $114.4 compared with $323.8 at year end 2004. This decrease was primarily attributable to the use of cash to pay for a portion of the purchase price of Surface Specialties and to reduce debt.

Cash flows used in operating activities were $58.5 for 2005 compared with cash flows provided by operating activities of $58.7 for 2004. Since December 31, 2004 trade accounts receivable increased by $20.1 due to the higher level of sales while days outstanding increased approximately six days, primarily from the acquired business which has a much higher level of sales in international areas where the terms are typically longer. Miscellaneous accounts receivable decreased by $14.0 due to collection of pre-acquisition tax receivables included as part of the Surface Specialties acquisition. Inventory increased by $28.7 reflecting higher raw material costs and the downturn in demand principally in Europe. Certain of the Company’s facilities in the quarter ran at reduced rates to lower inventory levels. Inventory days outstanding are up approximately two days from year end 2004 levels. Accrued expenses include payments of $20.0 in the first quarter for incentive compensation and profit sharing payouts relating to prior year results offset by current year accruals of $6.1. Cash flows from operations also include net payments of $9.0 related to the currency and interest rate derivatives entered into in connection with the Surface Specialties acquisition.

Cash flows used in investing activities were $1,456.0 for 2005 compared with $25.9 for 2004. This increase was primarily attributable to the acquisition of Surface Specialties. See below for further discussion. The increase was partly offset by $100.0 received from the sale of the Company’s 50% investment in CYRO. Capital spending for the six months ended June 30, 2005 was $47.5. Capital spending for the full year is expected to approximate $100.0.

Net cash flows provided by financing activities were $1,197.1 in 2005 compared with net cash flows used in financing activities of $7.0 during 2004. This increase primarily resulted from borrowings under the Company’s credit facilities used to purchase Surface Specialties.

During the first six months of 2005, the Company paid two quarterly cash dividends of $0.10 per common share which aggregated $8.6. On July 22, 2005 the Board of Directors declared a $0.10 per common share cash dividend, payable on August 25, 2005 to shareholders of record as of August 10, 2005.

On February 28, 2005, the Company completed its acquisition of the Surface Specialties business of UCB for cash and stock valued at $1,799.6 subject to final working capital and other customary adjustments, of which $1,508.8 was paid in cash and the balance was paid in 5,772,857 shares of Cytec common stock ($290.8 at $50.37 per Cytec share). As part of the Surface Specialties acquisition, contingent consideration up to a maximum of €50.0 was to be determined in January 2006 based upon 2005 year-end results, of which €20.0 ($26.5 at $1.325 per euro) was prepaid at closing. In view of the parties’ expectation that the contingent consideration will not be payable, the parties recently reached an agreement in principle that UCB will currently refund the prepayment of the €20.0 to us, provided that a final year-end determination of the actual contingent payment due, if any, will still be made. In addition, the parties have agreed in principle that the final working capital adjustment will be adjusted by the amount of €21.0 and that UCB will refund this amount to us.

The Company financed the cash component with $600.0 under an unsecured 364-day credit facility and $725.0 under an unsecured five-year term loan, and the remaining $184.0 was paid from existing cash. The Company intends to refinance the 364-day borrowing with long-term debt. At June 30, 2005, $468.3 remains outstanding on the 364-day credit facility. Refer to Note 9 to the Notes to Consolidated Financial Statements in the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2005, incorporated by reference herein, for other disclosures concerning the Company’s debt.

Upon closing, UCB became the owner of approximately 12.5% of the outstanding shares of the Company. UCB and the Company also entered into a Stockholder’s Agreement which provides, subject to various exceptions, that UCB must reduce its stake to less than 9% within three years, less than 7% within four years and less than 5% within five years and which provides that UCB will be prohibited from purchasing additional shares of Cytec common stock or causing, advocating or participating in a change in control in the ownership of Cytec. The Stockholders Agreement also contains customary terms and conditions including an obligation of UCB to vote its shares of Cytec common stock in accordance with the Company’s Board of Directors’ recommendation on certain matters.

Pursuant to regulatory approvals, the Company was required to divest SSAR. On August 31, 2005, the Company sold SSAR to affiliates of INEOS Group Limited (“INEOS”) for cash consideration of €64 ($78.0 at $1.22 per euro), subject to certain customary closing adjustments. Since acquisition, and through the date of sale, results of SSAR were classified as a discontinued operation in the Company’s consolidated statement of operations.

The Company had previously entered into forward-starting interest rate swaps to hedge the benchmark interest rate and credit spread on a portion of the long-term debt that will be issued in 2005 to refinance the bank debt outstanding under the 364-day credit facility that was drawn for the acquisition of Surface Specialties. In June 2005, the Company extended the maturity date of $506.9 of the swaps to September 2005. Due to a reduction in borrowing requirements, the Company also liquidated $60.4 forward starting interest rate swap in June 2005 at a cost of $3.7. The swaps are being marked to market and recorded currently in earnings until maturity or settlement. The net pre-tax impact of the marked to market value on these swaps was a loss of $28.0 and $28.7 for the three and six month periods ended June 30, 2005 which was recorded in other income (expense). In the fourth quarter of 2004, the Company recorded a loss of $6.5 on interest rate swap transactions entered into in connection with the acquisition.

The Company had also previously entered into foreign currency forward contracts that related to approximately 87% of the euro exposure of 1.190 billion for the cash component of the Surface Specialties acquisition. The forward contracts, which matured on February 28, 2005, were marked to market and recorded currently in earnings until their maturity. The impact on earnings for the six months ended June 30, 2005 of the mark to market adjustment on these forward contracts was a net pre-tax expense of $19.2 and was recorded in other income (expense), net. In the fourth quarter of 2004, the Company recorded a gain of $33.3 on currency forward transactions entered into in connection with the acquisition.

In connection with the acquisition, the Company suspended its stock buy-back program and does not anticipate making future stock buy-backs for at least two years from the closing date in order to maximize the funds available for debt service and other corporate purposes.

On June 1, 2005, the Company sold its 50% ownership in CYRO to its joint venture partner Degussa Specialty Polymers, a company of Degussa AG, for cash consideration of $95.0 plus $5.0 for working capital adjustments based on preliminary estimates. The proceeds of this transaction essentially recovered the carrying value of Cytec’s investment in CYRO. Estimated net after-tax proceeds realized from the sale of CYRO of $81.5 were used to reduce acquisition-related debt.

In order to take advantage of current interest rates, the Company elected to redeem the MOPPRS in May 2005, at the optional redemption price of $141.0. The optional redemption price represented the $120.0 principal amount of the securities and a $21.0 pre-tax interest charge for redemption prior to their final maturity. The redemption provided the Company with the ability to refinance this debt at a significantly lower cost and a shorter tenor. Upon redemption, the Company recognized additional interest expense of $1.0 from amounts related to the unamortized put premium and rate lock agreements for these securities. The total expense of $22.0 was recorded in the second quarter. The $350.0 unsecured five-year revolving credit facility was used to fund a majority of the redemption of the MOPPRS.

The Company believes that it will be able to fund its operating cash requirements, planned capital expenditures and dividends for the remainder of the year from internal cash generation. Net cash realized from the divestiture of SSAR has been used to reduce acquisition-related debt.

The Company has not guaranteed any indebtedness of its remaining unconsolidated associated company.

Excluding the impact of increasing raw materials, inflation is not considered significant since the rate of inflation has remained relatively low in recent years and investments in areas of the world where inflation poses a risk are limited. The impact of increasing raw material costs are discussed under “Customers and Suppliers” in “Business” in Item 1 in the Company’s 2004 Annual Report on Form 10-K, incorporated by reference herein.

SIGNIFICANT ACCOUNTING ESTIMATES / CRITICAL ACCOUNTING POLICIES

Accounting principles generally accepted in the United States require management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts in the consolidated financial statements and the notes thereto. The areas discussed below involve the use of significant judgment in the preparation of the Company’s consolidated financial statements and changes in the estimates and assumptions used may impact future results of operations and financial condition.

Environmental and Other Contingent Liabilities

Accruals for environmental remediation and operating and maintenance costs directly related to remediation, and other contingent liabilities are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accruals are recorded at management’s best estimate of the ultimate expected liabilities, without any discount to reflect the time value of money. These accruals are reviewed periodically and adjusted, if necessary, as additional information becomes available.

The amount accrued for environment remediation reflects the Company’s assumptions about remediation requirements at the contaminated site, the nature and cost of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties.

Included in other contingent liabilities are workers’ compensation, product liability and toxic tort claims. The amount accrued for other contingent liabilities reflects the Company’s assumptions about the incidence, severity, indemnity costs and dismissal rates for existing and future claims.

Accruals for environmental remediation and other contingent liabilities can change substantially if the Company’s assumptions are not realized or due to actions by governmental agencies or private parties. The Company cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts. Moreover, environmental and other contingent liabilities are paid over an extended period, and the timing of such payments cannot be predicted with any certainty. Accruals for environmental and other contingent liabilities are recorded as other noncurrent liabilities with any amounts expected to be paid out in the next twelve months classified as accrued expenses.

Probable insurance recoveries for past and probable future costs are recorded at management’s best estimate of the ultimate expected receipts without discounting to reflect the time value of money and are recorded as other assets. A number of factors impact the estimates of insurance reimbursements. These factors include the financial viability of the insurance companies, the method in which losses will be allocated to the various insurance policies, how legal and defense costs will be covered by the insurance polices, the interpretation of the effect on coverage of various policy terms and limits and their interrelationships, and the Company’s historical recovery rates over the past ten years.

Defense and processing costs are expensed as incurred. Probable insurance recoveries for defense and processing costs are accrued when the related costs are incurred and are recorded as other assets.

Retirement Plans

The Company sponsors defined benefit pension and postretirement benefit plans. The postretirement plans provide medical and life insurance benefits to retirees who meet minimum age and service requirements. The Company’s most significant pension plans are in the U.S., and constituted over 76% of the Company’s consolidated pension assets and 78% of projected benefit obligations as of December 31, 2004. The calculation of the Company’s pension expense and pension liability associated with its defined benefit pension plans requires the use of a number of assumptions that the Company deems to be “critical accounting estimates”. Changes in these assumptions can result in different pension expense and liability amounts, and actual experience can differ from the assumptions. The Company believes that the most critical assumptions are the discount rate and the expected rate of return on plan assets.

At the end of each year, the Company determines the discount rate to be used for pension liabilities. In estimating this rate, the Company looks to rates of return on high quality, long term corporate bonds that receive one of the two highest ratings given by a recognized ratings agency. The Company discounted its U.S. future pension liabilities using a rate of 5.75% at December 31, 2004. The discount rate used to determine the value of liabilities has a significant effect on expense.

The expected rate of return on plan assets reflects the long-term average rate of return expected on funds invested or to be invested in the pension plans to provide for the benefits included in the pension liability. The Company establishes the expected rate of return at the beginning of each fiscal year based upon information available to the Company at that time, including the historical returns of major asset classes, the expected investment mix of the plans’ assets, and estimates of future long-term investment returns. The U. S. pension plan’s investment mix at December 31, 2004 approximated 63% equities and 37% fixed income securities. Any differences between actual experience and assumed experience are deferred as an unrecognized actuarial gain or loss. The unrecognized net actuarial gain or loss is amortized in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”.

Impairment of Goodwill

The Company has defined its segments as its SFAS No. 142 reporting units. The Company tests goodwill for impairment on an annual basis. Goodwill of a reporting unit will be tested for impairment between annual tests if events occur or circumstances change that would likely reduce the fair value of the reporting unit below its carrying value. The Company uses a two-step process to test goodwill for impairment. First, the reporting unit’s fair value is compared to its carrying value. The Company utilizes a market multiple approach to determine fair value estimates. Due to the cyclical nature of the Company’s reporting unit’s, values are determined utilizing a three year average. The three year period is comprised of the prior year, current year and one year projected amounts. If the market multiple approach yields a result, which may indicate a possible impairment, a discounted cash flow approach is utilized to more precisely determine the reporting unit’s fair value. If a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired, and the second step of the impairment test would be performed. The second step of the goodwill impairment test is used to measure the amount of the impairment loss. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

Intangible assets with determinable useful lives are amortized over their respective estimated useful lives and reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

These evaluations involve amounts that are based on management’s best estimates and judgments. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. The Company is not aware of reasonably likely events or circumstances that would result in different amounts being estimated that would have a material impact on these assessments for impairment.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company intends to reinvest the unremitted earnings of international subsidiaries. Accordingly, no provision has been made for U.S. or additional non-U.S. taxes with respect to these earnings. In the event of repatriation to the U.S., such earnings would be subject to U.S. income taxes in most cases. Foreign tax credits would be available to substantially reduce the amount of U.S. tax otherwise payable in future years.

The Company’s annual effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available in various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s annual effective tax rate and in evaluating its tax positions.

The Company establishes accruals for tax contingencies when, notwithstanding the reasonable belief that its tax return positions are fully supported, the Company believes that certain filing positions are likely to be challenged and moreover, that such filing positions may not be fully sustained.

The Company continually evaluates its tax contingency accruals and will adjust such amounts in light of changing facts and circumstances, including but not limited to emerging case law, tax legislation, rulings by relevant tax authorities, and the progress of ongoing tax audits. Settlement of a given tax contingency could impact the income tax provision in the period of resolution. The Company’s tax contingency accruals are presented in the balance sheet within income taxes payable.

Acquisitions

The Company accounts for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Our consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition. The cost to acquire a business, including transaction costs, is allocated to the underlying net assets of the acquired business in proportion to their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired in-process research and development are expensed at the date of acquisition.

The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Accordingly, for significant items, we typically obtain assistance from third party valuation specialists.

Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

All of these judgments and estimates can materially impact our results of operations.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes offered by this prospectus supplement supplements the description of the general terms and provisions of the debt securities included in the accompanying prospectus. The notes will be issued under an indenture, dated as of March 15, 1998, as amended by the First Supplemental Indenture, dated as of May 11, 1998, among Cytec Industries Inc. and J.P. Morgan Chase Bank, N.A., as successor to PNC Bank, N.A., as trustee. The following summary of the notes is qualified in its entirety by reference to the description of the debt securities and indenture contained in the accompanying prospectus.

The 20            notes will mature on             , 20            and the 20            notes will mature on             , 20        . The notes will be our senior unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The notes will be issued in fully registered form only, in denominations of $1,000 and integral multiples of that amount.

We may, without the consent of the holders of notes, issue additional notes of either series having the same ranking and the same interest rate, maturity and other terms as the notes of that series. Any additional notes having such similar terms, together with the notes, will constitute a single series of debt securities under the indenture.

Interest

We will pay interest on the 20            notes at a rate of             % and on the 20            notes at a rate of             % per annum semi-annually in arrears on             and             of each year, commencing             , 2006, to the persons in whose names the notes are registered at the close of business on             or             , as the case may be (whether or not a business day), immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

If any interest payment date falls on a day that is not a business day, the interest payment will be postponed to the next day that is a business day, and no interest on such payment will accrue for the period from and after such interest payment date. If the maturity date of the notes falls on a day that is not a business day, the payment of interest and principal may be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the maturity date. Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be.

As used in this prospectus supplement, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Optional Redemption

The notes may be redeemed, in whole or in part, at our option at any time or from time to time. In such event, we will notify the trustee of our decision to redeem the notes, in whole or in part, as provided in the indenture. The redemption price for the notes to be redeemed on any redemption date will be calculated by us and will be equal to the greater of the following amounts:

•	100% of the principal amount of the notes being redeemed on the redemption date; or

•

the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate (as

defined below), as determined by the Reference Treasury Dealer (as defined below), plus             basis points for the 20            notes and             for the 20            notes plus, in each case, accrued and unpaid interest on the notes to the redemption date.

Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed. Once notice of redemption is mailed, the notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Quotation.

“Reference Treasury Dealer” means (A) Citigroup Global Markets, Inc., ABN AMRO Incorporated or Wachovia Capital Markets, LLC (or their respective affiliates which are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and (B) two or more other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the note to be redeemed on that date. If less than all of the notes of any series are to be redeemed, the notes to be redeemed shall be selected by lot by DTC, in the case of notes represented by a global security, or by the trustee by a method the trustee deems to be fair and appropriate, in the case of notes that are not represented by a global security.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of 20 Notes	Principal Amount of 20 Notes
Citigroup Global Markets Inc.	$	$
ABN AMRO Incorporated
Wachovia Capital Markets, LLC
Calyon Securities (USA) Inc.
Scotia Capital (USA) Inc.
BNY Capital Markets, Inc.
PNC Capital Markets, Inc.

Total	$	$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes of each series if they purchase any of the notes of that series.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed             % of the principal amount of the 20            Notes and             % of the principal amount of the 20            Notes. The underwriters may allow, and dealers may reallow, a concession not to exceed             % of the principal amount of the 20            Notes and             % of the principal amount of the 20            Notes on sales to other dealers. After the initial offering of the notes, the underwriters may change the public offering price and concessions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes):

Paid by Cytec
Per 20 Note	%
Per 20 Note	%

In connection with the offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering, other than underwriting discounts and commissions, will be $0.8.

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

Because more than 10% of the net proceeds of this offering, not including underwriting compensation, may be received by entities that are affiliates of members of the National Association of Securities Dealers, Inc. who are participating in this offering, this offering is being conducted in compliance with Rule 2710(h) of the NASD. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because the notes are rated Baa or better by Moody’s rating service.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

VALIDITY OF NOTES

The validity of the notes will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings are available to the public from our web site at http://www.cytec.com or from the SEC’s web site at http://www.sec.gov. The information on our website is not incorporated by reference into and is not made a part of this prospectus supplement and the accompanying prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E. in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

The SEC allows us to “incorporate by reference” in this prospectus supplement and the accompanying prospectus the information in the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus supplement and the accompanying prospectus. We incorporate by reference in this prospectus supplement and the accompanying prospectus the documents listed below and any future filings that we may make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities that may be offered by this prospectus supplement and the accompanying prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004, as amended by our Current Report on Form 8-K filed June 13, 2005;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005; and

•	Our Current Reports on Form 8-K filed February 7, 2005, February 22, 2005, March 4, 2005 (as amended by our Current Report on Form 8-K/A filed May 16, 2005 and as further amended by our Current Report on Form 8-K/A filed August 11, 2005), April 22, 2005 (as amended by our Current Report on Form 8-K/A filed May 4, 2005), May 6, 2005 and June 13, 2005.

You may request a copy of these documents at no cost to you, by writing or telephoning us as follows:

Cytec Industries Inc.

Attn: Investor Relations

5 Garret Mountain Plaza

West Paterson, NJ 07424

973.357.3100

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the securities described in this prospectus supplement and the accompanying prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

$600,000,000

Cytec Industries Inc.

Debt Securities

Preferred Stock

Common Stock

Cytec Industries Inc. from time to time may offer to sell debt securities, preferred stock and common stock. The debt securities and preferred stock may be convertible into or exercisable or exchangeable for our common or preferred stock or other securities of Cytec Industries Inc. or debt or equity securities of one or more other entities. Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “CYT”.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated September 19, 2005.

AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We have with the SEC filed a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Cytec Industries Inc., please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(1)	our Annual Report on Form 10-K for the year ended December 31, 2004;

(2)	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

(3)	our Current Reports on Form 8-K filed February 7, 2005, February 22, 2005, March 4, 2005 (as amended by our Current Reports on Form 8-K/A filed May 16, 2005 and August 11, 2005), May 4, 2005 and June 13, 2005;

(4)	the description of our common stock contained in our registration statement filed under Section 12 of the Securities Exchange Act of 1934, including any amendment or report previously or hereafter filed for the purpose of updating such description; and

(5)	all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of this offering.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from the Investor Relations Department, Cytec Industries Inc., Five Garret Mountain Plaza, West Paterson, New Jersey 07424, Phone: (973) 357-3100.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus as further described above under “Available Information” and “Incorporation of Certain Information by Reference”. This summary does not contain all the information that you should consider before investing in the securities being offered by this prospectus. You should carefully read the entire prospectus, the documents incorporated by reference into this prospectus and the prospectus supplement relating to the securities that you propose to buy, especially any description of investment risks that we may include in the prospectus supplement.

The Company

Cytec Industries Inc. is a global specialty chemicals and materials company and sells its products to diverse major markets for aerospace, automotive and industrial coatings, chemical intermediates, mining, plastics and water treatment.

On February 28, 2005, we completed our acquisition of the Surface Specialties business of UCB SA. The acquisition was recorded using the purchase method of accounting. Accordingly, the results of operations of Surface Specialties have been included in our consolidated results from the date of acquisition.

The Securities We Are Offering

We may offer any of the following securities from time to time:

•	debt securities;

•	preferred stock; and

•	common stock.

When we use the term “securities” in this prospectus, we mean any of the securities we may offer with this prospectus, unless we say otherwise. This prospectus, including the following summary, describes the general terms that may apply to the securities; the specific terms of any particular securities that we may offer will be described in a separate supplement to this prospectus.

Form of Securities

We will issue the securities in book-entry form through one or more depositaries, such as The Depository Trust Company, Euroclear or Clearstream, named in the applicable prospectus supplement. Each sale of a security in book-entry form will settle in immediately available funds through the depositary, unless otherwise stated. We will issue the securities only in registered form, without coupons, although we may issue the securities in bearer form if so specified in the applicable prospectus supplement.

Payment Currencies

Amounts payable in respect of the securities, including the purchase price, will be payable in U.S. dollars, unless the applicable prospectus supplement says otherwise.

Listing

If any securities are to be listed or quoted on a securities exchange or quotation system, the applicable prospectus supplement will say so.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges for each of the five fiscal years ended December 31, 2004 and the six-month periods ended June 30, 2005 and 2004 are as follows:

	Six Months Ended June 30,			Year Ended December 31,
	2005		2004	2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges (unaudited) (1)	0.4x	(2)	6.9x	7.0x	6.2x	4.9x	4.7x	8.9x

(1)	For purposes of calculating the amount of earnings to fixed charges, earnings consist of earnings/(loss) from continuing operations before income taxes, minority interest, equity in earnings of associated companies, cumulative effect of accounting changes and extraordinary items plus dividends paid to us from associated companies plus fixed charges less capitalized interest net of amortization. Fixed charges consist of interest on indebtedness plus amortized premiums, discounts and deferred financing costs plus the portion of rentals representative of an interest factor.
(2)	In order to achieve a one-to-one ratio of earnings to fixed charges for the six months ended June 30, 2005, earnings would need to be increased by $29.6.

As of the date of this prospectus, we have no preferred stock outstanding.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

Please note that in this section entitled “Description of Debt Securities We May Offer”, references to the “Company”, “we”, “our” and “us” refer only to Cytec Industries Inc. and not to its consolidated subsidiaries. Also, in this section, references to “holders” mean those who own debt securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in debt securities registered in street name or in debt securities issued in book-entry form through one or more depositaries. Owners of beneficial interests in the debt securities should read the section below entitled “Legal Ownership and Book-Entry Issuance”.

The following description of the terms of the debt securities sets forth general terms that may apply to the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the prospectus supplement relating thereto and to the following description.

The debt securities will be our general obligations. The debt securities will be issued under an indenture (the “indenture”), dated as of March 15, 1998, between us and PNC Bank, National Association, as trustee (the “trustee”). Subsequently, The Chase Manhattan Bank acquired substantially all of the assets of the corporate trust business of PNC Bank, National Association (including the duties and rights of PNC Bank, National Association, under the indenture) and later changed its name to JPMorgan Chase Bank, N.A.; accordingly, JPMorgan Chase Bank, N.A. is now the trustee under the indenture and also the registrar and paying agent. Subject to certain limitations imposed by the Trust Indenture Act of 1939, the trustee, under the indenture, in its individual or any other capacity, may become the owner or pledgee of our securities and may otherwise deal with and collect obligations owed to it by us and may otherwise deal with us with the same rights it would have if it were not the trustee.

The following is a summary of the most important provisions of the indenture. A copy of the form of the indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. Section references below are to the applicable section in the indenture. The following discussion of certain provisions of the indenture is a summary only and does not purport to be a complete description of the terms and provisions of the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the debt securities.

Ranking; Issuance In Series

The debt securities will rank equally and ratably with all of our other unsecured and unsubordinated obligations. The indenture does not limit the total amount of debt securities that we may issue under it, and we may issue debt securities under the indenture up to the aggregate principal amount authorized by our board of directors from time to time. Except as may be described in a prospectus supplement, neither the indenture nor the debt securities limit the amount of other secured or unsecured debt that we may incur or issue.

We may issue debt securities in one or more separate series. The prospectus supplement relating to an offering of a particular series of debt securities will specify the particular amounts, prices and terms of those debt securities. These terms may include:

•	the title of the debt securities of the series;

•	any limit upon the aggregate principal amount of the debt securities of the series that may be authenticated and delivered under the indenture;

•	the date or dates on which the principal and any premium of the debt securities of the series is payable;

•	the rate or rates, which may be fixed or variable, at which the debt securities of the series bear interest, if any, or the method by which such rate or rates are determined, the date or dates from which such interest accrues, the interest payment dates on which any interest is payable or the method by which such dates will be determined, our right, if any, to defer or extend an interest payment date, and the record dates for the determination of holders to whom interest is payable and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

•	the price or prices at which, the period or periods within which and the terms and conditions upon which the debt securities of the series may be redeemed, in whole or in part, at our option or otherwise;

•	our obligation, if any, to redeem, purchase or repay the debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder and the price or prices at which and the period or periods within which and the terms and conditions upon which the debt securities of the series will be redeemed, purchased or repaid, in whole or in part, pursuant to that obligation;

•	if other than in U.S. dollars, the currency, currencies, currency unit or currency units in which the principal of, and any premium and interest on, the debt securities of the series is payable, and the manner of determining an equivalent amount of U.S. dollars;

•	any additions, modifications or deletions in the events of default with respect to the debt securities of the series and any change in the right of the trustee or the holder of any debt securities of the series to declare the principal, any premium or any interest on such debt securities immediately due and payable;

•	any trustee, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the debt securities of the series;

•	any terms of any guarantee of the payment of principal, any premium and any interest, with respect to the debt securities of the series and any corresponding changes to the provisions of the indenture as then in effect; and

•	any other terms of the debt securities of the series not inconsistent with the provisions of the indenture, including, without limitation, any securities of our or of another person into which the debt securities of the series are convertible for which the debt securities of the series are exercisable or exchangeable.

Tax Considerations

Important Federal income tax consequences and special considerations applicable to any series of debt securities will be described in the prospectus supplement.

Denominations, Registration, Payment and Transfer

In the absence of any other specification in the form of debt security for any series, the debt securities of each series shall be issuable in registered form without coupons in denominations of $1,000 and any integral multiple of $1,000.

Debt securities of any series may be exchanged for debt securities of the same series in other authorized denominations in an equal aggregate principal amount. Debt securities may also be presented for registration of transfer, and the transferee or transferees will receive new debt securities of the same series in authorized denominations in an equal aggregate principal amount. Debt securities to be exchanged or transferred must be presented at the office of the registrar or at the office of any transfer agent designated by us for that purpose with respect to any series of debt securities. Debt securities presented for exchange or registration of transfer must be duly endorsed by, or be accompanied by a written instrument or instruments of transfer in a form satisfactory to us and the trustee and duly executed by, the holder of these debt securities or his attorney who has been duly authorized in writing. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer. We will not assess a service charge.

For a description of the registration and transfer of debt securities held in book-entry form, see “Legal Ownership and Book-Entry Issuance” below.

We will appoint the trustee as registrar and paying agent under the indenture. We may at any time designate additional transfer agents or paying agents with respect to any series of debt securities or from time to time change those designations or approve a change in their locations.

We are not required to exchange or register a transfer of (a) any debt securities of any series for a period of 15 days preceding the first mailing of notice of redemption for those series to be redeemed, or (b) any debt securities selected, called or being called for redemption except for the portion of any debt security to be redeemed in part, which is not redeemed.

The payment of principal of, and any premium and any interest on, debt securities will be made at the office of the trustee for those debt securities in the City of New York or at the office of a paying agent or paying agents that we may designate from time to time. At our option, however, we may pay any interest by check mailed to the address of the person entitled to it as that address appears in the register for those debt securities. The payment of any interest on debt securities will be made to the person in whose name that debt security is registered at the close of business on any record date for that interest, except in the case of defaulted interest.

Certain Definitions

Certain terms defined in Section 1.01 of the indenture are summarized below.

“Attributable Debt ” in respect of a Sale/Leaseback Transaction means, as of the date of determination, the lesser of (i) the present value of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended) or (ii) the present value of the total obligations of the lessee for rental payments from the date of determination until the first possible termination date of the lease included in such Sale/Leaseback Transaction, plus the present value of any termination payment then due. For purposes of this definition, (x) the present value of the total obligations of the lessee for rental payments and for any termination payment shall be discounted at a rate of 100 basis points above the yield to maturity (as of the date of determination) on 10-year United States Treasury securities and (y) rental payments shall not include (A) amounts due for maintenance, repairs, utilities, insurance, taxes, assessments and similar charges or (B) contingent rent, such as that based on sales.

“Consolidated Net Tangible Assets ” means total assets (net of applicable reserves) as determined in accordance with generally accepted accounting principles in the United States of America as in effect from time to time, less (i) total current liabilities, except for (A) notes and loans payable, (B) current maturities of Long-Term Debt and (C) current maturities of obligations under capital leases, and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as reflected in our most recent consolidated balance sheet preceding the date of a determination.

“Debt ” means any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

“Long-Term Debt ” means Debt that by its terms matures on a date more than 12 months after the date it was created or Debt that the obligor may extend or renew without the obligee’s consent to a date more than 12 months after the date the Debt was created.

“Principal Property ” means any manufacturing plant or facility (together with the land upon which it is erected and fixtures comprising a part thereof) located in the United States of America (excluding territories and possessions) now owned or hereafter acquired by us or any Restricted Subsidiary the net book value of which, as of the date of determination, exceeds 1.5% of Consolidated Net Tangible Assets, except any such plant or facility which is a pollution control or other facility financed by obligations issued by a state or local government unit and described in Sections 141(a), 142(a)5, 142(a)6, 142(a)10 or 144(a) of the Internal Revenue Code of 1986, as amended, or any successor provision thereof, or which in the opinion of our board of directors is not of material importance to the total business conducted by us and our subsidiaries as a whole. The net book value of any manufacturing plant or facility shall mean the gross cost of the assets of such plant or facility less the accumulated depreciation with respect to such assets, calculated in accordance with GAAP and in the case of composite depreciation allocated in accordance with our accounting policies.

“Restricted Subsidiary” means (i) any Subsidiary which has substantially all of its assets located in the United States of America (excluding territories and possessions) and which owns a Principal Property and (ii) any Subsidiary which owns stock or indebtedness of a Restricted Subsidiary; provided, however, that the term “Restricted Subsidiary” shall not mean any Subsidiary (x) engaged primarily in financing receivables, making loans, extending credit or other activities of a character conducted by a finance company or (y) which conducts substantially all of its business outside of the United States of America (excluding its territories or possessions) or the principal assets of which are stock or indebtedness of corporations which conduct substantially all of their business outside the United States of America (excluding territories and possessions).

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Subsidiary transfers such property to a person and the Company or a Subsidiary leases it from such person.

“Subsidiary” means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) the Company, (ii) the Company and one or more Subsidiaries or (iii) one or more Subsidiaries.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States is pledged and which are not callable at the issuer’s option.

Certain Covenants

Our principal covenants under the indenture relate to limitations on liens, restrictions on stock dispositions and maintenance of corporate existence. The following summarizes these covenants.

Limitation on Liens. The indenture provides that, so long as any debt securities issued under the indenture are outstanding, we shall not, and shall not permit any of our Restricted Subsidiaries to, incur, issue, assume or guarantee any Debt secured by a mortgage, pledge, security interest, conditional sale or other title retention agreement or other similar lien (“Liens”) on any Principal Property of the Company or of any Restricted Subsidiary, or on any shares of stock of any Restricted Subsidiary, without effectively providing that the debt securities, together with any other Debt of the Company or such Restricted Subsidiary then existing or thereafter created which is not subordinate to the debt securities, shall be secured equally and ratably with, or prior to, such secured Debt so long as such secured Debt is so secured. This restriction will not apply to Debt convertible into shares of capital stock of a Restricted Subsidiary (to the extent that such Debt is secured by such capital stock) or Debt secured by:

(a) Liens on property or shares of stock of a business existing as of the date of the indenture;

(b) Liens securing only the debt securities;

(c) Liens on the property or stock of a person which are existing at the time (A) such property becomes a Principal Property or (B) such person becomes a Restricted Subsidiary, is merged into or consolidated with the Company or any Subsidiary, or another Subsidiary merges into or consolidates with such person (in a transaction in which such person becomes a Restricted Subsidiary) and which Liens were not incurred in anticipation of such transaction and were outstanding prior to such transaction;

(d) Liens in favor of the Company or any Restricted Subsidiary;

(e) Liens in favor of any government body to secure progress, advance or other payments under any contract or provision of any statute;

(f) Liens on property or stock existing at the time of acquisition thereof (including acquisition through merger or consolidation);

(g) Liens on property or stock to secure the payment of all or any part of the purchase price or construction cost of such property or stock, or to secure any Debt incurred prior to, at the time of or within 180 days after the acquisition of such property or shares of stock, the completion of any such construction or the commencement of full operation, for the purpose of financing all or any part of the purchase price or construction cost of such property or stock; provided that such Liens shall be limited to all or a part of such property or stock (plus improvements on property);

(h) Any extension, renewal or replacement (or successive extensions, renewals or replacements) of any Lien referred to in clauses (a) through (g); provided that such extension, renewal or replacement Lien shall be limited to all or a part of the same property or stock that secured the Lien that was extended, renewed or replaced (plus improvements on such property); and

(i) Liens securing Debt, the aggregate principal amount of which, when added to (A) the aggregate amount of all Attributable Debt of the Company and its Restricted Subsidiaries in respect to Sale/Leaseback Transactions existing at such time which would not otherwise be permitted under the covenant described under “Limitation on Sale/Leaseback Transactions” below but for the second paragraph thereof and (B) the aggregate outstanding principal amount of all other Debt of the Restricted Subsidiary which Debt would not otherwise be permitted under this covenant but for this clause (i), does not exceed 10% of Consolidated Net Tangible Assets. (Section 4.03)

Limitation on Sale and Leaseback Transactions. Neither we nor any Restricted Subsidiary will enter into any Sale/Leaseback Transaction with respect to any Principal Property unless:

(a) the lease has a term of three years or less;

(b) the lease is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries;

(c) the Company or a Restricted Subsidiary under any of clauses (a) through (h) under the heading “Limitation on Liens” could create a Lien on the property to secure Debt at least equal to the amount of Attributable Debt for the lease; or

(d) within 180 days of the effective date of the lease, the Company or a Restricted Subsidiary retires Long-Term Debt of our company (other than debt that is subordinate to the debt securities) or a Restricted Subsidiary at least equal in amount to the Attributable Debt for the lease. (Section 4.04)

Notwithstanding the previous paragraph, the Company or any Restricted Subsidiary may enter into any Sale/Leaseback Transaction (which would otherwise be subject to the foregoing restrictions) if the sum of the following amounts does not exceed 10% of Consolidated Net Tangible Assets:

•	the amount of the Attributable Debt of the Company and its Restricted Subsidiaries in respect of such Sale/Leaseback Transaction;

•	the aggregate outstanding principal amount of all Debt of the Company and its Restricted Subsidiaries which would not otherwise be permitted under the covenant under “Limitation on Liens” but for clause (i) of that section; and

•	the aggregate amount of all other Attributable Debt in respect of Sale/Leaseback Transactions existing at such time which would not otherwise be permitted under this covenant but for this paragraph.

Limitations on Consolidation, Merger, Sale or Conveyance. Under the indenture, so long as debt securities are outstanding, we will not consolidate with or merge with or into any other person or convey, transfer or lease all or substantially all of our assets with or to any person, unless:

•

the successor or purchaser is a corporation organized and existing under the laws of the United States of America, any State of the United States of America or the District of Columbia and expressly assumes through a supplemental indenture, delivered to the trustee, in a form that satisfies the trustee, all of our obligations under the indenture and the debt securities;

•	immediately after giving effect to that transaction, no event of default under the indenture, and no event which, after notice or lapse of time or both, would become an event of default under the indenture, has occurred and is continuing; and

•	we deliver to the trustee an officers’ certificate and an opinion of counsel that each states that such consolidation, merger or sale of assets and such supplemental indenture comply with the indenture. (Section 5.01)

Events of Default

Any one of the following events will constitute an event of default with regard to any series of debt securities under the indenture:

(a) default continued for 30 days in payment of any installment of interest on any of the debt securities of that series when due and payable;

(b) default in payment of all or any part of the principal on any of the debt securities of that series when due and payable either at maturity, upon any redemption, by declaration or otherwise;

(c) default in the payment of any sinking fund installment as and when the same becomes due and payable by the terms of the debt securities of that series;

(d) default in the performance, or breach, of any of our covenants or warranties in respect of the debt securities of that series and continuance of that default or breach for a period of 60 days after written notice as provided in the indenture;

(e) the voluntary or involuntary bankruptcy, insolvency, or reorganization under any applicable law of the Company or any Restricted Subsidiary; or

(f) the occurrence of any other event of default provided with respect to securities of such series. (Section 6.01)

However, a default under clause (d) will not constitute an event of default with respect to debt securities under such a series until the trustee or holders of at least 25% in principal amount of the outstanding debt securities of such series notify us of the default and we do not cure such default within the time specified after receipt of such notice. Any event of default with respect to one series of debt securities is not necessarily an event of default for another series.

If an event of default (other than specified in clause (e)) with respect to debt securities of any series occurs and is continuing, the principal amount of, and all accrued and unpaid interest on, all outstanding debt securities of that particular series may be declared due and payable immediately by either the trustee or the holders of at least 25% in principal amount of all outstanding debt securities under the indenture. (Section 6.02) If an event of default specified in clause (e) with respect to debt securities of any series occurs and is continuing, the principal amount of, and all accrued and unpaid interest on, all debt securities of such series shall become immediately due and payable without any declaration or other act on the part of the trustee or any holder of debt securities of such series. (Section 6.02) If debt securities of any series are original issue discount debt securities, then only the amount of the principal of those debt securities then outstanding as may be specified in the terms of that series and any accrued interest on that specified principal amount may be accelerated.

The holders of a majority in the principal amount of debt securities may waive all defaults and annul and rescind a declaration of maturity of some or all of the debt securities if all payments other than the accelerated amounts have been made and all events of default have been cured, waived or otherwise remedied as provided in the indenture. Any such waiver, annulment and rescission must occur before a judgment or decree for amounts due has been obtained or entered. However, the consent of each security holder affected is required in order to waive a default in the payment of the principal of or interest on any debt securities or any covenant or provision of the indenture which specifically requires the consent of the holder of each debt security affected.

The indenture requires us to file with the trustee annually a written statement as to any defaults in the performance or fulfillment of any of our covenants, agreements or conditions contained in the indenture. (Section 4.07) The indenture provides that if the trustee considers it in the interests of the holders of the debt securities of any series, the trustee may withhold notice to the holders of debt securities of that series of any default other than a default in the payment of principal of, or interest on, the debt securities of that series. (Section 7.05)

Except for the trustee’s duty during an event of default to act with the required standard of care, the trustee is under no obligation to exercise any of the trusts or powers vested in it by the indenture at the request, order or direction of any of the holders of debt securities, unless those holders have offered the trustee reasonable indemnity. (Section 7.01) Subject to these provisions for indemnification, the holders of a majority in principal amount of the debt securities of each series affected, voting as a separate class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. (Section 6.05)

No holder of debt securities of any series will have any right by virtue of the indenture to institute any legal action or proceeding with respect to the indenture, unless

•	that holder has previously given to the trustee written notice of a continuing default;

•	the holders of not less than 25% in principal amount of the debt securities of that series then outstanding have made written request on the trustee to institute such action or proceeding and have offered to the trustee any reasonable indemnity that the trustee may require relating to their request;

•	the trustee fails to institute the requested proceeding within 60 days; and

•	no direction inconsistent with such written request has been given to the trustee by the holders of a majority in principal amount of the debt securities of such series then outstanding. (Section 6.06)

These limitations do not apply to a suit for enforcement of payment of the principal of or interest on a debt security on or after the respective due dates. (Section 6.07)

Defeasance and Covenant Defeasance

The indenture contains a provision that, if made applicable to any series of debt securities, permits us to elect, subject to certain conditions, to be discharged from our obligations with respect to the debt securities of that series, subject to limited exceptions (“legal defeasance”) and/or to be released from our obligations with respect to any series of debt securities under the covenants in the indenture (“covenant defeasance”).

To make either of these elections, we must irrevocably deposit in trust with the trustee money or U.S. Government Obligations or a combination of the two sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of and interest on the outstanding debt securities of that series on the maturity of that principal or interest. We must also comply with certain other conditions set forth in the indenture, including delivering to the trustee a certificate stating that we have received from, or there has been published by, the Internal Revenue Service a ruling confirming that the defeasance will not cause the holders of the debt securities to recognize income gain or loss for Federal income tax purposes, and that as a result of the defeasance, the debt security holder will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred. (Sections 8.01, 8.02)

Modification and Waiver

The indenture provides that we and the trustee may modify or amend the indenture with the consent of the holders of a majority in principal amount of the debt securities at the time outstanding of all series affected by the proposed additions or changes. However the consent of the holder of each debt security is required, among other things, in order to:

•	reduce the amount of debt securities of such series whose holders must consent to an amendment or to a waiver of any default hereunder and its consequences as provided herein;

•	reduce the rate or extend the time for payment of interest on any debt security of such series;

•	reduce the principal of any debt security of such series or extend the stated maturity of any debt security of such series;

•	reduce the premium payable upon the redemption of any debt security of such series or change the time at which any debt security of such series may or shall be redeemed in accordance with the indenture;

•	impair the right to institute suit for the enforcement of any payment of principal of or any premium or interest on any debt security of such series after the stated maturity thereof (or, in the case of redemption, on or after the redemption date); or

•	make any debt security of such series payable in money other than that stated in such debt security. (Section 9.02)

In addition, without the consent of the holders of any of the debt securities issued under the indenture, we and the trustee may modify the indenture to, among other things, cure any ambiguity or to correct or supplement any defective or inconsistent provision or to make other provisions in regard to matters or questions arising under the indenture as we may deem necessary or desirable and which do not adversely affect the interests of the holders of the debt securities. (Section 9.01)

DESCRIPTION OF PREFERRED STOCK WE MAY OFFER

Please note that in this section entitled “Description of Preferred Stock We May Offer”, references to the “Company”, “we”, “our” and “us” refer only to Cytec Industries Inc. and not to its consolidated subsidiaries. Also, in this section, references to “holders” mean those who own shares of preferred stock registered in their own names, on the books that the registrar or we maintain for this purpose, and not those who own beneficial interests in shares registered in street name or in shares issued in book-entry form through one or more depositaries. Owners of beneficial interests in shares of preferred stock should read the section below entitled “Legal Ownership and Book-Entry Issuance”.

We may issue our preferred stock in one or more series, as described below. This section summarizes terms of the preferred stock that apply generally to all series. We describe most of the financial and other specific terms of your series in the prospectus supplement accompanying this prospectus. Those terms may vary from the terms described here.

As you read this section, please remember that the specific terms of your series of preferred stock as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between your prospectus supplement and this prospectus, your prospectus supplement will control. Thus, the statements we make in this section may not apply to your series of preferred stock.

When we refer to a series of preferred stock, we mean all of the shares of preferred stock issued as part of the same series under a certificate of designations filed as part of our certificate of incorporation. When we refer to your prospectus supplement, we mean the prospectus supplement describing the specific terms of the preferred stock you purchase. The terms used in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

Our authorized capital stock includes 20,000,000 shares of preferred stock, par value $0.01 per share. We do not have any preferred stock outstanding as of the date of this prospectus; the prospectus supplement with respect to any offered preferred stock will describe any preferred stock that may be outstanding as of the date of the prospectus supplement.

Preferred Stock Issued in Separate Series

Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the designations, the powers, preferences and rights and the qualifications, limitations and restrictions of the series, including:

•	dividend rights;

•	conversion or exchange rights;

•	voting rights;

•	redemption rights and terms;

•	liquidation preferences;

•	sinking fund provisions;

•	the serial designation of the series; and

•	the number of shares constituting the series.

Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased or decreased, but not below the number of shares of that series then outstanding, by resolution adopted by our board of directors and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of capital stock entitled to vote on the matter, voting together as a single class. No separate vote of the holders of any series of preferred stock is required for an increase or decrease in the number of authorized shares of that series.

Before we issue any series of preferred stock, our board of directors, or a committee of our board authorized to do so by our board, will adopt resolutions creating and designating the series and will file a certificate of designations stating the terms of the series with the Secretary of State of the State of Delaware. None of our stockholders will need to approve that amendment.

The rights of holders of preferred stock may be adversely affected by the rights of holders of preferred stock that may be issued in the future. Our board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples of proper corporate purposes include issuances to obtain additional financing for acquisitions and issuances to officers, directors and employees under their respective benefit plans. Shares of preferred stock we issue may have the effect of discouraging or making more difficult an acquisition of us.

Preferred stock will be fully paid and nonassessable when issued, which means that its holders will have paid their purchase price in full and that we may not ask them to surrender additional funds. Holders of preferred stock will not have preemptive or subscription rights to acquire more of our stock.

The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to that series.

Rank

Shares of each series of preferred stock will rank equally with each other series of preferred stock and senior to our common stock with respect to dividends and distributions of assets. In addition, we will generally be able to pay dividends and distributions of assets to holders of our preferred stock only if we have satisfied our obligations on our indebtedness then due and payable.

Dividends

Holders of each series of preferred stock will be entitled to receive cash dividends when, as and if declared by our board of directors, from funds legally available for the payment of dividends. The rates and dates of payment of dividends for each series of preferred stock will be stated in the applicable prospectus supplement. Dividends will be payable to holders of record of preferred stock as they appear on our books on the record dates fixed by our board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative, as set forth in the applicable prospectus supplement.

Redemption

If specified in an applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at our option or the holder’s, and may be redeemed mandatorily.

Any restriction on the repurchase or redemption by us of our preferred stock while there is an arrearage in the payment of dividends will be described in the applicable prospectus supplement.

Any partial redemptions of preferred stock will be made in a way that our board of directors decides is equitable.

Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of these shares will terminate except for the right to receive the redemption price.

Conversion or Exchange Rights

The prospectus supplement relating to any series of preferred stock that is convertible, exercisable or exchangeable will state the terms on which shares of that series are convertible into or exercisable or exchangeable for shares of common stock, another series of preferred stock or other securities of ours or debt or equity securities of third parties.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of Cytec Industries Inc., holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount described in the applicable prospectus supplement, plus an amount equal to any accrued and unpaid dividends. These distributions will be made before any distribution is made on any securities ranking junior to the preferred stock with respect to liquidation, including our common stock. If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of that series and the other securities will share in any distribution of our available assets on a ratable basis in proportion to the full liquidation preferences of each security. Holders of our preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting Rights

The holders of preferred stock of each series will have no voting rights, except:

•	as stated in the applicable prospectus supplement and in the certificate of designations establishing the series; or

•	as required by applicable law.

Mergers and Similar Transactions Permitted; No Restrictive Covenants

The terms of the preferred stock will not include any restrictions on our ability to merge or consolidate with, or sell our assets to, another corporation or other entity or to engage in any other transactions. The terms of the preferred stock also will not include any restrictions on our ability to put liens on our assets, including our interests in our subsidiaries.

Governing Law

The preferred stock will be governed by Delaware law.

Form of Preferred Stock

We may issue preferred stock in book-entry form. Preferred stock in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the shares of preferred stock represented by the global security. Those who own beneficial interests in shares of preferred stock will do so through participants in the depositary’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. However, beneficial owners of any preferred stock in book-entry form will have the right to obtain their shares in non-global form. We describe book-entry securities below under “Legal Ownership and Book-Entry Issuance”. All preferred stock will be issued in registered form.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Under our certificate of incorporation, the total number of shares of all classes of stock that we have authority to issue is 170,000,000, of which 20,000,000 are shares of preferred stock and 150,000,000 are shares of common stock.

Common Stock

The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, and the holders of such shares possess all voting power, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock. Subject to any preferential or other rights of any outstanding series of our preferred stock that may be designated by our board of directors, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our board of directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all of our assets available for distribution to such holders.

No Preemptive Rights

No holder of any class of our capital stock has any preemptive right to subscribe to any of our securities of any kind or class.

Transfer Agent And Registrar

The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

LEGAL OWNERSHIP AND BOOK-ENTRY ISSUANCE

In this section, we describe special considerations that will apply to registered securities issued in global—i.e., book-entry-form. First we describe the difference between legal ownership and indirect ownership of registered securities. Then we describe special provisions that apply to global securities.

Who Is the Legal Owner of a Registered Security?

Each security in registered form will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. We refer to those who have securities registered in their own names, on the books that we or the trustee or other agent maintain for this purpose, as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those who, indirectly through others, own beneficial interests in securities that are not registered in their own names as indirect owners of those securities. As we discuss below, indirect owners are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect owners.

Book-Entry Owners

We will issue each security in book-entry form only. This means securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

Under each indenture, only the person in whose name a security is registered is recognized as the holder of that security. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities and we will make all payments on the securities, including deliveries of any property other than cash, to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

As a result, investors will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect owners, and not holders, of the securities.

Street Name Owners

In the future we may terminate a global security or issue securities initially in non-global form. In these cases, investors may choose to hold their securities in their own names or in street name. Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities and we will make all payments on those securities, including deliveries of any property other than cash, to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect owners, not holders, of those securities.

Legal Holders

Our obligations as well as the obligations of the trustee under any indenture and any other third parties employed by us, the trustee or any of those agents, run only to the holders of the securities. We have no obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a security or has no choice because we are issuing the securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect owners but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose—e.g., to amend the indenture for a series of debt securities or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture—we would seek the approval only from the holders, and not the indirect owners, of the relevant securities. Whether and how the holders contact the indirect owners is up to the holders.

When we refer to “you” in this prospectus, we mean those who invest in the securities being offered by this prospectus, whether they are the holders or only indirect owners of those securities. When we refer to “your securities” in this prospectus, we mean the securities in which you will hold a direct or indirect interest.

Special Considerations for Indirect Owners

If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	whether and how you can instruct it to exchange or convert a security for or into other property;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

What Is a Global Security?

We will issue each security in book-entry form only. Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of one or more financial institutions or clearing systems, or their nominees, which we select. A financial institution or clearing system that we select for any security for this purpose is called the “depositary” for that security. A security will usually have only one depositary but it may have more.

Each series of securities will have one or more of the following as the depositaries:

•	The Depository Trust Company, New York, New York, which is known as “DTC”;

•	a financial institution holding the securities on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear system, which is known as “Euroclear”;

•	a financial institution holding the securities on behalf of Clearstream Banking, société anonyme, Luxembourg, which is known as “Clearstream”; and

•	any other clearing system or financial institution named in the applicable prospectus supplement.

The depositaries named above may also be participants in one another’s systems. Thus, for example, if DTC is the depositary for a global security, investors may hold beneficial interests in that security through Euroclear or

Clearstream, as DTC participants. The depositary or depositaries for your securities will be named in your prospectus supplement; if none is named, the depositary will be DTC.

A global security may represent one or any other number of individual securities. Generally, all securities represented by the same global security will have the same terms. We may, however, issue a global security that represents multiple securities of the same kind, such as debt securities, that have different terms and are issued at different times. We call this kind of global security a master global security. Your prospectus supplement will not indicate whether your securities are represented by a master global security.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “—Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only indirect interests in a global security. Indirect interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect owner of an interest in the global security.

If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. We describe the situations in which this can occur below under “—Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities

As an indirect owner, an investor’s rights relating to a global security will be governed by the account rules of the depositary and those of the investor’s financial institution or other intermediary through which it holds its interest (e.g., Euroclear or Clearstream, if DTC is the depositary), as well as general laws relating to securities transfers. We do not recognize this type of investor or any intermediary as a holder of securities and instead deal only with the depositary that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the securities to be registered in his or her own name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above under “—Who Is the Legal Owner of a Registered Security?”;

•	An investor may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;

•	An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	The depositary’s policies will govern payments, deliveries, transfers, exchanges, notices and other matters relating to an investor’s interest in a global security, and those policies may change from time to time. We and the trustee will have no responsibility for any aspect of the depositary’s policies, actions or records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•	The depositary will require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your broker or bank may require you to do so as well; and

•	Financial institutions that participate in the depositary’s book-entry system and through which an investor holds its interest in the global securities, directly or indirectly, may also have their own policies affecting payments, deliveries, transfers, exchanges, notices and other matters relating to the securities, and those policies may change from time to time. For example, if you hold an interest in a global security through Euroclear or Clearstream, when DTC is the depositary, Euroclear or Clearstream, as applicable, will require those who purchase and sell interests in that security through them to use immediately available funds and comply with other policies and procedures, including deadlines for giving instructions as to transactions that are to be effected on a particular day. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the policies or actions or records of ownership interests of any of those intermediaries.

Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated

If we issue any series of securities in book-entry form but we choose to give the beneficial owners of that series the right to obtain non-global securities, any beneficial owner entitled to obtain non-global securities may do so by following the applicable procedures of the depositary, any transfer agent or registrar for that series and that owner’s bank, broker or other financial institution through which that owner holds its beneficial interest in the securities. For example, in the case of a global security representing preferred stock or depositary shares, a beneficial owner will be entitled to obtain a non-global security representing its interest by making a written request to the transfer agent or other agent designated by us. If you are entitled to request a non-global certificate and wish to do so, you will need to allow sufficient lead time to enable us or our agent to prepare the requested certificate.

In addition, in a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the securities it represented. After that exchange, the choice of whether to hold the securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under “—Who Is the Legal Owner of a Registered Security?”.

The special situations for termination of a global security are as follows:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 60 days;

•	if we notify the trustee that we wish to terminate that global security; or

•	in the case of a global security representing debt securities issued under an indenture, if an event of default has occurred with regard to these debt securities and has not been cured or waived.

If a global security is terminated, only the depositary, and not we or the trustee for any debt securities is responsible for deciding the names of the institutions in whose names the securities represented by the global security will be registered and, therefore, who will be the holders of those securities.

Considerations Relating to Euroclear and Clearstream

Euroclear and Clearstream are securities clearance systems in Europe. Both systems clear and settle securities transactions between their participants through electronic, book-entry delivery of securities against payment.

Euroclear and Clearstream may be depositaries for a global security. In addition, if DTC is the depositary for a global security, Euroclear and Clearstream may hold interests in the global security as participants in DTC.

As long as any global security is held by Euroclear or Clearstream, as depositary, you may hold an interest in the global security only through an organization that participates, directly or indirectly, in Euroclear or Clearstream. If Euroclear or Clearstream is the depositary for a global security and there is no depositary in the United States, you will not be able to hold interests in that global security through any securities clearance system in the United States.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the securities made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants, and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on one hand, and participants in DTC, on the other hand, when DTC is the depositary, would also be subject to DTC’s rules and procedures.

Special Timing Considerations for Transactions in Euroclear and Clearstream

Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the securities through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchases or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than would be the case for transactions within one clearing system.

PLAN OF DISTRIBUTION

We may sell the securities registered hereby to one or more underwriters for a public offering by them. We may also sell securities to investors directly or through agents or dealers. The prospectus supplement will include the names of any underwriters, agents or dealers to be used in the distribution.

The securities may be offered and sold at a fixed price or prices, which may be changed from time to time. They may also be offered and sold from time to time at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices. We may also, from time to time, authorize underwriters acting as our agents to offer and sell the securities. A prospectus supplement will include the terms of these arrangements. If securities are sold through an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters. The prospectus supplement will include the names of the specific managing underwriter or underwriters and other underwriters, and the amount of securities to be underwritten by those underwriters. The prospectus supplement will also have the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers. The underwriters will use this prospectus and the prospectus supplement to sell the securities. The underwriting agreement will provide that the obligations of the underwriters are subject to specified conditions precedent.

In connection with the sale of securities, underwriters may be considered to have received compensation from us in the form of underwriting discounts or commissions. They may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters, and they may also receive commissions from the purchasers for whom they may act as agent.

The prospectus supplement will set forth any underwriting compensation paid by us to underwriters or agents in connection with the offering of securities, as well as any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters under the Securities Act. Also any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled under agreements with us to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us for various expenses.

If we use a dealer in the sale of securities, we will sell the securities to the dealer, as principal. The dealer may then resell these securities to the public at varying prices to be determined by the dealer at the time of resale. The prospectus supplement will name these dealers and the terms of these arrangements.

We may offer and sell the securities directly to institutional investors or others. These parties may be deemed to be underwriters under the Securities Act with respect to their resales. The prospectus supplement will include the terms of these transactions.

The securities may or may not be listed on a national securities exchange or a foreign securities exchange. The securities may not have an established trading market. No assurances can be given that there will be a market for any of the securities.

Agents, underwriters and dealers may be customers of, engage in transactions with or perform services for, us and our subsidiaries in the ordinary course of business.

VALIDITY OF THE SECURITIES

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Roy Smith, Esq., our Vice President, General Counsel and Secretary, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and schedule of Cytec Industries Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of the internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

The audit report covering the consolidated financial statements refers to a change to the first-in, first-out (FIFO) method for valuing inventories. The audit report covering the December 31, 2003 financial statements refers to a change from the adoption of the provisions of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”. The audit report covering the December 31, 2002 financial statements refers to a change from the adoption of the provisions of Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

The combined special purpose financial statements of Surface Specialties, a business of UCB SA, as of December 31, 2004 and 2003, and for the years then ended, incorporated in this registration statement by reference to the Current Report on Form 8-K/A of Cytec Industries Inc., filed on May 16, 2005, have been so incorporated in reliance upon the report of PricewaterhouseCoopers Reviseurs d’Entreprises, independent accountants, given on the authority of said firm as experts in auditing and accounting.

$

Cytec Industries Inc.

$                     % Notes due 20

$                     % Notes due 20

PROSPECTUS SUPPLEMENT

September     , 2005

Joint Book-Running Managers for 20     Notes

Citigroup	ABN AMRO Incorporated

Joint Book-Running Managers for 20     Notes

Citigroup	Wachovia Securities

Co-Managers

Calyon Securities (USA)

Scotia Capital

BNY Capital Markets, Inc.

PNC Capital Markets, Inc.